The Pete Dye Golf Club, Hole #6, Bridgeport, WV

Invested In The Love of The Game

Golf Trust of America, Inc. 1999 Annual Report



Photographer: Mike Kiernan



Cooks Creek was awarded the Columbus Chapter of The First Tee, a program of the World Golf Foundation, in recognition of its work in providing access to golf for juniors, minorities and those with physical handicaps.

Open sky, air that is fresh, the sun and the wind and the weather.

Friends who tramp with you over the course, and talk with you when you want to talk, or share a companionable silence.

The sun-drenched tang of the out-of-doors, and the yielding spring of the turf.

The exultation of being free, of giving your muscles a chance to play. Of filling your lungs, forgetting all cares, and knowing you're really alive.

The thrill you get from a putt that's good, and the feel of a rightly timed swing.

The glow you have at the end of the day, when the spring is back in your step again, and the light is back in your eye. The sense that you have of the fitness of things, and the song is back in your heart...

These things are golf.

-Unknown-

The Best Set of Clubs In America

Alabama

Woodlands Golf Course	18 Holes

California

Sandpiper Golf Course	18 Holes
Palm Desert Country Club	27 Holes

Florida

The Westin Innisbrook Resort	
Copperhead	18 Holes
Eagle's Watch	18 Holes
Island Course	18 Holes
Hawk's Run	18 Holes
Sweetwater Country Club	18 Holes
Silverthorn Country Club	18 Holes
Polo Trace Golf Course	18 Holes
Cypress Creek Golf Course	18 Holes
Bonaventure	
Green Monster	18 Holes
Resort Course	18 Holes
Black Bear Golf Club	18 Holes
Wekiva Golf Course	18 Holes
Lost Oaks of Innisbrook	18 Holes
Emerald Dunes Golf Course	18 Holes

Georgia

Eagle Watch Golf Club	18 Holes
Olde Atlanta Golf Club	18 Holes

Illinois

Eagle Ridge Inn & Resort	
The General Course	18 Holes
North Course	18 Holes
South Course	18 Holes
East Course	9 Holes

Kansas

Club of the Country	18 Holes

Kentucky

Persimmon Ridge Golf Club	18 Holes



CA
NM
NE
KS
TX
MO
MI
IL
OH
KY
AL
GA
FL
SC
NC
VA
W.VA
Resort Courses
Private Courses
High-End Daily Fee Courses

Michigan

Mystic Creek Country Club	27 Holes
Brentwood Golf & Country Club	18 Holes
Metamora Golf & Country Club	18 Holes

Missouri

Osage National Golf Club	27 Holes

Nebraska

Tiburon Golf Club	27 Holes

New Mexico

Tierra Del Sol Golf Club	18 Holes

North Carolina

Oyster Bay Golf Links	18 Holes

Ohio

Ohio Prestwick Country Club	18 Holes
Raintree Country Club	18 Holes
Cooks Creek Golf Club	18 Holes

South Carolina

Legends Golf Resort	
Heathland	18 Holes
Moorland	18 Holes
Parkland	18 Holes
Heritage Golf Club	18 Holes
Country Club at Wildewood	18 Holes
Country Club at Woodcreek Farms	18 Holes

Texas

Northgate Country Club	27 Holes

Virginia

Royal New Kent	18 Holes
Legends at Stonehouse	18 Holes

West Virginia

The Pete Dye Golf Club	18 Holes

Forty-seven eighteen-hole course equivalent

On Top Of The Leader Board

Corporate Profile

Golf Trust of America, Inc. (AMEX:GTA), a real estate investment trust (REIT), is the leading owner of nationally acclaimed and regionally recognized golf properties. The Company focuses on the ownership of distinguished golf courses and resorts with superior positioning within their markets. Through a triple-net lease structure, courses are leased to multiple independent operators, many of whom are prior owners. The lease structure is designed to provide a dependable revenue stream, which allows Golf Trust to participate in the growth of golf course revenues. In addition, the lease structure allows the course operators to benefit from multiple revenue enhancing and cost reduction programs, and enables the Company to acquire prominent courses that would not traditionally have been for sale.

Selected Financial Highlights

(In thousands, except per share data)	1999	1998	1997*
OPERATION DATA			
Total Revenue	**$55,777**	$44,384	$18,727
Income Before Minority Interest	**18,257**	17,736	11,767
Diluted Earnings Per Share	**1.27**	1.34	1.29
Funds From Operations**	**35,556**	29,773	14,899
Funds From Operations Per Share**	**2.63**	2.28	1.65
Dividends Declared Per Share	**1.76**	1.73	1.44
Payout Ratio	**67%**	76%	87%
BALANCE SHEET AND CAPITALIZATION			
Total Assets	**433,912**	411,981	186,306
Total Market Capitalization	**463,099**	570,022	364,659


$18,727
$44,384
$55,777
1997*
1998
1999

Total Revenue
in thousands


$186,306
$411,981
$433,912
1997*
1998
1999

Assets
in thousands


$14,899
$29,773
$35,556
1997*
1998
1999

Funds From Operations**
in thousands

1997 Represents the period from February 12, 1997 (inception) through December 31, 1997.
***Funds From Operations before preferred dividends and distributions. Based upon revised definition set forth in the NAREIT White Paper on Funds From Operations dated November 1999.*

To Our Shareholders

Dear Shareholders:

This time last year, our 1999 forecast for our Company's performance was one of internal growth driven by increased rents from lessees, benefiting from solid golf demand and increased course revenues. We also recognized that capital constraints in the real estate market, particularly those affecting specialty REITs, would slow our acquisition pace and demand pragmatic decisions to preserve shareholder value. Despite the challenges presented by this environment, we are pleased to report that our Company performed well and we maintained our position as the leading owner of upscale golf and resort properties in the country.

Continued Growth in 1999

Our forecast for 1999 was accurate, and we attained strong fundamental performance from our core portfolio. Some of our noteworthy achievements included:

- Funds From Operations rose 19.4% to $35.6 million, outpacing the REIT industry average of 9.65%, and equaled $2.63 per share, up from $2.28 per share in 1998
- Total revenues increased 25.7% to $55.8 million in 1999, up from $44.4 million in 1998
- Same-store revenues increased 4%, and same-store revenues per round increased 3%



$1.65
$2.28
$2.63
1997
1998
1999

FFO / Share

- Dividend per share increased to $1.76, which resulted in a year-end yield of 10.4%
- $200 million credit facility with Bank of America favorably extended until 2002
- Course portfolio grew to a total of 47 private, resort and high-end daily fee courses, spread throughout 17 states, and included the acquisition of the nationally acclaimed Pete Dye Golf Club in Bridgeport, West Virginia



22
45
47
1997
1998
1999

Number of Courses
(18-hole equivalent)

We achieved our results with disciplined internal management, while streamlining our administration and reducing the size of our acquisition department. In addition, we aggressively addressed tenant defaults under our participating leases, which included the re-leasing of four courses previously under the management of one lessee. These four courses are now reporting improved results. Finally, our course acquisitions were consistent with our goal of acquiring upscale golf courses which are synergistic with our existing portfolio and add shareholder value.

REIT Industry Challenges and Year 2000

Although our achievements are impressive, the REIT sector experienced an outflow of over one billion dollars in investment over the past year. Investment continues to focus on Internet related companies with occasional nods to traditional manufacturing companies. Throughout 1999 and into 2000, our Board of Directors has reviewed strategies to maximize shareholder value and take advantage of business opportunities in the dynamic industry of golf. Consistent with this goal, and in response to current market pressure on our stock price relative to asset value, our Board of Directors engaged Banc of America

Sandpiper, Hole #13, Santa Barbara, CA

Securities LLC in February of 2000 to evaluate strategies and explore alternatives. In the interim, Golf Trust will continue to streamline administration, selectively dispose of non-strategic assets, and judiciously implement our stock repurchase plan.

Continued Growth In Golf

Business opportunities in the golf industry continue to improve, even if the stock market is not recognizing it at this time. Today, over twenty-six million Americans play the game, generating 529 million rounds. Their passion is one that we share at Golf Trust of America. It is a love of the game that generates over $30 billion annually in golf course fees, merchandise and equipment sales. In turn, this favorable business environment creates significant opportunities to capitalize on the economics of the golf industry, thereby increasing value for owners, operators and investors alike.

Golf course ownership remains a highly fragmented industry, with few owners of 20 or more courses; this affords Golf Trust unique opportunities. The consolidation of course ownership creates the platform from which to establish relationships with vendors to reduce costs and for the cross-marketing of properties to enhance revenues. Furthermore, our portfolio of upscale golf courses provides leverage with national vendors who compete for contracts with premier properties. Through our Lessee Association, we have secured agreements with the leading companies that serve the golf industry.

Heightened interest in golf and new markets are emerging. Tiger Woods, along with players such as Sergio Garcia, Karrie Webb and David Duval are driving youth, diversity and excitement into the game. The resurgence of the Senior Tour with the star power of Tom Watson, Lanny Wadkins and Hale Irwin has also led to growth in golf viewership and participation. We believe interest and participation will continue to grow, which will ultimately be reflected in increases in our asset performance.

Golf course ownership is benefiting from the combination of youth and an aging, more affluent, Baby Boomer generation who travel and play golf. Golf Trust has the market position in upscale golf courses, golf partnerships and experienced golf management to capitalize on the "boom" in Baby Boomers and the increase in golf travelers. Our courses are in demand and on average command golf rates twice the national average.

Our courses continue to be rewarded by golfers and media alike. In 1999, The Pete Dye Golf Club was ranked 2nd in *Golfweek's* "Top 100 Courses of the Modern Era," and joined Royal New Kent in *Golf Digest's* "America's 100 Greatest Courses." We are also proud of the perennial national rankings of Legends at Stonehouse, Emerald Dunes, The General at Eagle Ridge, Sandpiper, Persimmon Ridge, Cooks Creek and the courses of Legends Resort. Another award-winning course, Copperhead, is the site for the Tampa Bay Classic, the PGA Tour's televised stop at the Westin Innisbrook Resort. Once again, we believe that nationally acclaimed, high-end courses produce the best investment strategy for Golf Trust and our shareholders.

We are proud of the daily contribution each and every one of our courses and lessees make to this game that so many love, and to the value they deliver to the golfing public.

To you, our shareholders, I extend my appreciation of your investment in Golf Trust of America.



W. Bradley Blair, II
Chairman of the Board, President and Chief Executive Officer

March 27, 2000

Photographer: Aidan Bradley

Royal New Kent, Hole #17, Williamsburg, VA

Driving For Excellence

All of our courses are in the top tier of their markets. Many have been honored by golf's most notable publications. Listed below are some of our exceptional honors:

THE PETE DYE GOLF CLUB
"Top 100 Courses of the Modern Era" *Golfweek 2000*
"America's 100 Greatest Golf Courses" *Golf Digest* 1999
"Best Course in West Virginia" *Golf Digest* 1999

ROYAL NEW KENT
"Top 100 Courses of the Modern Era" *Golfweek 2000*
"America's 100 Greatest Golf Courses" *Golf Digest* 1999
"Best New Upscale Course" *Golf Digest* 1997

LEGENDS AT STONEHOUSE
"Best New Upscale Course" *Golf Digest* 1996

EMERALD DUNES
"Top 100 Public Courses" *Golf Digest* 1999

WESTIN INNISBROOK RESORT
COPPERHEAD
"Top 100 U.S. Resort Courses" *Golf Digest* 1999
ISLAND COURSE
"Top 75 Resort Courses" *Golf Digest* 1992

EAGLE RIDGE INN & RESORT
THE GENERAL
"Top 100 Courses of the Modern Era" *Golfweek* 2000
SOUTH COURSE
"Top 100 U.S. Resort Courses" *Golf Digest* 1999

LEGENDS RESORT
PARKLAND
"Top 100 U.S. Resort Courses" *Golf Digest* 1999
HEATHLAND
"Top 100 U.S. Resort Courses" *Golf Digest* 1999
MOORLAND
"Top 5 New Courses" *Golf Digest* 1991

HERITAGE GOLF CLUB
"Top 50 Public Courses" *Golf Digest* 1992

OYSTER BAY
"Top 50 Public Courses" *Golf Digest* 1992

SANDPIPER
"Top 25 Public Courses in the Nation" *Golf Digest* 1992

PERSIMMON RIDGE
"Best Courses By State" *Golf Digest* 1999

COOKS CREEK
"Best Courses By State" *Golf Digest* 1999

Photographer: John Johnson

Our Strategic Partners: Our Golf Pros

Our Company's structure affords us the ability to offer Golf Trust equity in acquisitions, which permits us to attract golf's most successful and knowledgeable operators. Once they become lessees, we keep these professionals on our side and in the game, operating our courses to improve financial performance. Our lessees include the likes of Legends Golf which operates thirteen golf courses, five of which are located in Myrtle Beach, South Carolina, providing us with the best professional management in golf's leading destination market; and Troon Golf, which is involved in the operation of Westin Innisbrook Resort and Eagle Ridge Inn & Resort.

When they become lessees of Golf Trust of America, our course operators join our Lessee Association. Through this organization, lessees can share management expertise and successful vendor programs. The Lessee Association has secured national preferred vendor agreements for major categories of carts, equipment, seed and fertilizer, irrigation, insurance and employee leasing services. Cost savings in these areas are obtained through the power of high volume discounts, without sacrificing quality. Savings at the course level that are used to enhance the facilities add to the "total golf experience," hence what is good for the operator is good for the golfer. The value of Golf Trust's assets grows accordingly.

"Golf is good for the soul. You get so mad at yourself you forget to hate your enemies."

-Will Rogers-



Our Most Recent Trophy

In building The Pete Dye Golf Club, I made the course a tribute to the land's heritage and used elements from its coal-mining history to shape the character of each hole. From playing along walls flecked with sparkling black coal and traveling through tunnels between holes, to pitching out of black cinder sand bunkers, or those filled with glacier sand from the region, you will enjoy a truly memorable experience."

– Pete Dye –

Photographer: Brian Morgan



The Pete Dye Golf Club, Hole #18, Bridgeport, WV

In 1999, Golf Trust acquired two golf properties, The Pete Dye Golf Club in West Virginia and the Metamora Golf and Country Club in Michigan. These two properties are excellent examples of our Company's golf course investment strategy of acquiring "the best of the best."

Listed in every notable "best courses" review by major publications, The Pete Dye Golf Club is one of the most prestigious private golf clubs in the country. Pete Dye himself refers to the course as "18 of the most exciting and memorable holes that I have ever built on one course." It's no wonder that this course has already captured the attention of the PGA of America and the United States Golf Association for hosting national events!

The acquisition of The Pete Dye Golf Club and the Metamora Golf and Country Club also demonstrates our strategy of diversifying our golf properties among private, resort and daily-fee courses, while always remaining in the top tier of each market. This diversification lends stability and value to our portfolio. Moreover, our courses are regarded highly for their physical characteristics of location, design and condition, public perception of playability, personal service and prestige. As prime properties, they are simply irreplaceable.

Pete Dye

Focused On The Long Game



"They say that golf is like life, but don't believe them. Golf is more complicated than that."

-Gardner Dickinson-

Copperhead, Westin Innisbrook Resort, Hole #6, Tampa FL

With less than 5% of all courses in management groups, golf is essentially an unconsolidated business. There are approximately 15,000 golf courses in America, with 13,000 different owners. Golf Trust's strategy is to select from among these outstanding courses with proven appeal in each market.

Our course portfolio is diversified and represents the finest in private, resort and daily-fee courses in the United States. These courses attract a broad cross-section of golfers, at every level of interest, for whom golf course quality and playability are important. Most of all, they attract golfers who look for that special experience on a superb course layout and demand value for their time well spent.

Golf Trust Assets Are Aligned With Golf Travelers

Top Three Golf Destinations	% GTA Assets	% Golf Travelers
Florida	35.0	29.9
South Carolina	14.0	15.4
California	8.0	15.2
Total	57.0	60.5

Source:National Golf Foundation

Golf Trust's resort courses are favorites of golfer travelers as well. Playing golf away from home has increased dramatically in popularity, with an increase in golf travelers of 49% to 11.8 million since 1994. To take advantage of resort course play, about 60% of Golf Trust's assets are located in golf's most popular golf travel destinations.

Our growth in same-store revenues per round demonstrates the point that market by market, at home or away, Golf Trust of America's courses meet the needs of this large and growing golf audience.


On Top Of Our Game

"The only time my prayers are never answered is on the golf course."

– Billy Graham

Parkland, Legends Resort, Hole #11, Myrtle Beach, SC

26 Million Golfers Ready To Tee Off.

Golf is a mainstream business with exceptional opportunity. Over 26 million Americans, nearly one out of every eight people over the age of twelve, play golf. Growth in participation and rounds played is being fueled by many factors, including Baby Boomers as they enter their peak golfing years, women, and juniors – that huge generation called the Echo Boomers. In the United States alone, the golf industry has surpassed $30 billion in annual consumer spending.



Importance of Core Golfers*
% of total golfers
Core 52.5%
Occasional 39.4%
Junior 8.1%

Moderate and avid golfers are the solid core of the golf business, with an average income of over $66,000 – 1.7 times greater than the national average. To put their importance into perspective, they account for over half of all golfers and an extraordinary 88% of all rounds played.

Golf stars with widespread appeal, from Bobby Jones, who won 13 of 21 major championships in the 1920's, to Arnold Palmer in the 60's, have always led to a marked increase in golf participation. Today, we have a new golf phenomenon in Tiger Woods. It is indisputable that Tiger's play is driving youth, diversity and excitement in the game. In fact, according to the National Golf Foundation, junior participation in golf is up 26% since 1994. And there is more growth ahead.



Rounds Played In Millions*
Core
465.5
Occasional
33.5
Junior
29.5

*Source: National Golf Foundation

Photographer: John Johnson

Boomers Mean A Boom For Golf



Olde Atlanta, Hole #9, Atlanta, GA

"When I get out on the fairway, manage to poke the ball right down the middle, my surroundings look like a touch of heaven on earth."

- Jimmy Demaret-

Golf is expected to gain even more in popularity as Baby Boomers reach retirement age. The first Boomers, part of that 78 million strong generation, turned 50 in 1996. Given more time and opportunity to play, Boomers will generate more industry growth. In fact, according to a McKinsey & Company study for the National Golf Foundation, the Baby Boomers alone will account for a 12% increase in the total size of the industry, effectively 65 million rounds over the next twelve years.

As they have done in so many other categories, Boomers will seek the best experience, and therefore, the best value for their money. And they are not alone. Golfers across all ages and playing levels demand a quality experience when they golf, and they reward those properties that provide the best value with their loyalty.

Golf Trust of America will remain dedicated to meeting the high expectations of every golfer, every day.

*Number of Rounds Played Rises Sharply With Age**



Golfers age
40
50
60
65
Average rounds played
10
20
30
40
50

* Source National Golf Foundation


Heritage Golf Club
Clubhouse
Pawleys Island, SC

Photographer: John Johnson

*"Love and putting are mysteries for the philosopher to solve.
Both subjects are beyond golfers."*

– Tommy Armour –

Management's Discussion and Analysis of Financial Condition and Results of Operations

"Management's Discussion and Analysis of Financial Condition and Results of Operations," and other sections of this report contain various "forward-looking statements" which represent the Company's expectations concerning future events including the following: statements regarding the Company's continuing ability to target and acquire high-quality golf courses; the expected availability of the Credit Facility, Line of Credit and other debt and equity financing; the Lessees' and Mortgagee's future cash flows and ability to make Lease and Mortgage Payments; results of operations and overall financial performance and the expected tax treatment of the Company's operations; and the Company's beliefs about continued growth in the golf industry. Because of the foregoing factors, the actual results achieved by the Company in the future may differ materially from the expected results described in the forward-looking statements. The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements appearing elsewhere herein.

Overview and Formation

Golf Trust of America, Inc. (the "Company") conducts business through Golf Trust of America, L.P. (the "Operating Partnership"), of which the Company, as of March 22, 2000, owns 64.4 percent interest through its two wholly owned subsidiaries and is the general partner. Larry D. Young, a director of the Company, along with his affiliates, owns 27.0 percent of the Operating Partnership and is a significant lessee. Operators of the golf courses, their affiliates and an officer of the Company hold the remaining interest in the Operating Partnership.

Concurrent with the initial public offering of the Company's stock, the Company acquired ten initial golf courses in exchange for the issuance of 4.1 million OP units, the repayment of $47.5 million of notes payable and affiliate debt, and $6.2 million cash. The seven golf courses acquired from Legends Golf have been accounted for at a carryover basis as Legends Golf is considered the accounting acquirer under APB Opinion No. 16. The value of the OP units issued and debt assumed was approximately $73.7 million greater than the carryover basis of Legends Golf.

The Company was formed to capitalize upon consolidation opportunities in the ownership of upscale golf courses in the United States. The Company's principal business strategy is to own upscale golf courses and lease these golf courses to qualified third-party operators which may include the sellers of the courses. In addition to the ability to acquire golf courses for cash and/or the assumption of indebtedness, the Company has the ability to issue units of limited partnership interest ("OP Units") in the Operating Partnership. OP Unit holders are partners who have the right ("their Redemption Right"), subject to certain terms and conditions to convert their OP Units to shares of Common Stock, or to cash at the discretion of the Company. When the Company acquires a golf course in exchange for OP Units, in most instances the seller of the course does not recognize taxable income gain until it exercises the Redemption Right. OP Units can thus provide an attractive tax-deferred sale structure for golf course sellers. The Company believes it is highly regarded and recognized as having a significant presence in the ownership of upscale assets due to (i) its utilization of a multiple independent lessee structure (ii) management's substantial industry knowledge, experience, and relationships within the golf community, (iii) the Company's strategic alliances with prominent golf course operators and (iv) its ability to issue OP Units to golf course owners on a tax-deferred basis.

The Company's primary sources of revenue are lease payments under the participating leases and mortgage payments under the participating mortgage. The Company generally participates in the increase in gross golf revenues over the base year. Base rent will generally increase each year between 3% and 5%. Annual increases in lease payments are generally limited to a maximum of 5% to 7% for the first five years of the lease term.

Management believes the principal source of growth in gross golf revenues at the golf courses will be increased green fees, cart fees, and other related fees (due to increases in rounds and/or rates). In order to achieve higher revenues, management believes the lessees will need to continue to offer golfers a high quality golf experience as it relates to the pace of play, condition of the golf course and overall quality of the facilities and services.

Golf Course Acquisitions

For the year ended December 31, 1999, the Company purchased two Golf Courses for an aggregate acquisition cost of approximately $15.9 million. In conjunction with the purchase of the Pete Dye Golf Club, the lessee executed two promissory notes: (i) a $2.3 million capital improvement loan to construct the new clubhouse and (ii) a $3.5 million secured land loan. These two promissory notes initially bear interest at 10.5% per annum with annual increases of 5% per annum. The purchase price, together with the original balance of the promissory notes totaled $21.7 million and were funded as follows: $8.6 million in cash, $10.0 million in assumed debt, $1.4 million in deferred payments ($0.7 million on the Pete Dye Clubhouse Construction and $0.7 million reserve for a Maintenance Facility and Wastewater Treatment at Metamora), and $1.7 million represented by the issuance of Preferred OP Units (approximately 59,000 OP Units) to the sellers.

Dispositions

In June 1999, Sandpiper GTA Development, Inc. sold the undeveloped 14-acre parcel of land located near Sandpiper Golf Course in Santa Barbara, California for $5.3 million, which approximated our basis in the property. The sales price included a $4.2 million promissory note from the buyer secured by a first deed of trust on the parcel; the promissory note accrues interest at 10% per annum and matures one year from closing, subject to two one-year extensions. These extensions can only be exercised by the borrower subject to borrower's payment of all outstanding and accrued interest on the note, an installment payment of $1,000,000 from the buyer for each extension, and an increase in the interest rate on the note to 12% per annum effective as of the second installment. The installment dates are June 2, 2000 and June 2, 2001. The Promissory Note matures on June 2, 2000 in the event no extensions are exercised.

Results of Operations

Results of operations for the years ended December 31, 1999 and December 31, 1998

For the years ended December 31, 1999, and December 31, 1998, the Company recognized $55,777,000 and $44,384,000, respectively, in revenue from the participating leases and from the mortgage note receivable. The increase in revenues of $11,393,000 or 25.7% is due to 1) minimum increases in rent (including additional rent on improvements at the courses acquired in 1997) of approximately $1,554,000, 2) rent for a full year of operations for 1998 acquisitions (including additional rent on improvements at these courses) of approximately $8,305,000, 3) rent from Golf Courses acquired in 1999 of approximately $1,179,000, 4) increased interest from the Mortgage Note Receivable of approximately $672,000, 5) increase in straight line rents of approximately $33,000, offset by 6) a decrease of approximately $350,000 in Participating Rent and/or Participating Interest.

Expenses totaled $23,397,000 and $17,083,000 for the years ended December 31, 1999 and December 31, 1998, respectively. The increase of $6,314,000 or 37%, reflects 1) additional depreciation of $5,658,000 for the acquisitions and improvements made during 1999 and a full year of depreciation for those courses added in 1998, 2) increase in loan cost amortization of $370,000, 3) a one-time charge of approximately $500,000 which was primarily severance costs related to the reorganization of the Acquisition department, offset by 4) a reduction in general and administrative costs and restricted stock compensation expense of $214,000.

For the year ended December 31, 1999, interest expense was $15,603,000, compared to $9,673,000 for the year ended December 31, 1998. The increase of $5,930,000 can be primarily attributed to the increase of $60,000,000 in the average balance of outstanding debt for the four quarters of 1999 versus the average balance of outstanding debt for the four quarters of 1998. The increase in the average balance of outstanding debt is due to a full year of the outstanding debt obtained to fund 1998 acquisitions and to the $10,000,000 debt assumption in 1999 for the purchase of Pete Dye Golf Club. In addition, the interest rates have increased primarily in the last quarter of 1999 causing an increase in the interest expense on our floating rate debt which averaged approximately $133,900,000 in 1999.

Net income for the years ended December 31, 1999, and December 31, 1998, was $11,231,000 and $10,606,000, respectively for a year over year increase of $625,000.

For the year ended December 31, 1999 the diluted earnings per share was $1.27 reflecting a $0.07, or 5%, decrease over the prior year. This decrease is primarily due to Preferred Dividend payments in 1999 to AEW of $1,383,000 which reduces the earnings available to common shareholders. Diluted earnings per share prior to reduction for Preferred Dividends would be $1.45, or an 8% increase.

Results of operations for the year ended December 31, 1998 and the period from February 12 (inception) to December 31, 1997

For the year ended December 31, 1998 and the period from February 12 to December 31, 1997, the Company recognized $44,384,000 and $18,727,000, respectively, in revenue from the participating leases and from the mortgage note receivable. The increase in revenues of $25,657,000 or 137% is due to 1) minimum increases in rent of approximately $422,000, 2) rent of $14,735,000 from new course acquisitions and expansions subsequent to December 31, 1997, 3) $4,604,000 of increased interest from the Mortgage Note Receivable, which was issued June 20, 1997, 4) the $369,000 increase in Participating Rent, 5) rent of $5,527,000 for a full year of operations for 1997 acquisitions.

Expenses totaled $17,083,000 and $5,705,000 for the year ended December 31, 1998 and the period from February 12 to December 31, 1997, respectively. The increase of $11,378,000 or 200%, reflects 1) additional depreciation of $8,494,000 for the acquisitions made during 1998 and a full year of depreciation for those courses added in 1997, and 2) additional general and administrative costs of $2,884,000 for loan cost amortization, for amortization of restricted stock compensation, additional salaries and administrative costs.

For the year ended December 31, 1998, interest expense was $9,673,000, compared to $1,879,000 for the period from February 12 to December 31, 1997. The increase for $7,794,000 reflects the increase in outstanding borrowings from $4,325,000 at December 31, 1997 to $210,634,000 at December 31, 1998. The proceeds of the current year borrowings ($188,600,000) and $14,968,000 of the proceeds of the Company's secondary offering were used primarily to fund $195,541,000 of the cash paid for acquisitions and improvements and advances of $5,963,000 under the mortgage note receivable commitment.

The loss on disposal of assets occurred when the golf carts at one course were traded in as part of a new leasing program and at another location where a new clubhouse was built and the existing facility was removed.

Net income for the period from February 12 to December 31, 1997 and the year ended December 31, 1998 was $5,969,000 and $10,606,000, respectively.

For the year ended December 31, 1998 the diluted earnings per share was $1.34, reflecting a $0.05, or 4%, increase over the period from February 12 to December 31, 1997.

Lessee Results of Operations

GTA has a policy of acting promptly and aggressively on tenant defaults in accordance with the terms of the Participating Leases. In the event a tenant fails to pay rent in accordance with the applicable Participating Lease, an "Event of Default" may be asserted by GTA as landlord.

In the third quarter of 1999, GTA elected to pursue legal remedies available to it under its Participating Leases as a result of tenant defaults at Bonaventure and the four Golf Courses previously leased to Granite Golf (i.e., Tiburon Golf Club, Silverthorn Country Club, Persimmon Ridge Golf Club and Black Bear Golf Course). As a result, GTA approved the assignment of the tenant's interest in these Participating Leases to a new lessee. The financial results submitted by the new lessee indicated that same store rounds at these Golf Courses for the fourth quarter 1999 increased — 75% for Bonaventure and an average of 6% for the four Granite Golf Courses. Same store revenues for the fourth quarter 1999 increased 23% for Bonaventure and an average of 23% for the four Granite Golf Courses. GTA has also declared events of default in the past several months at four other Golf Courses, "Tierra Del Sol Golf Club," "Osage National Golf Club," "Mystic Creek Golf Course," and "Brentwood Golf & Country Club".

GTA management believes that in cases where events of default occur under its Participating Leases, proactive management of the issues in a timely manner is required and, that such action is necessary (i) to ensure an effective and efficient legal process, (ii) to maintain the value of the Golf Course, and (iii) to stabilize and/or improve operating performance of the applicable Golf Course. When GTA is forced to "foreclose" on a Golf Course, the Internal Revenue Code (Section 856(e)(4)(C)) allows a 90-day grace period during which GTA can operate the Golf Course and still permit these revenues to be qualifying income for REIT tax purposes. At the expiration of such period, the Golf Course should either be sold, leased to an experienced Golf Course operator, or an agreement must be secured with an independent contractor to assume management of the applicable Golf Course. Management by an independent contractor is allowed until the close of the third taxable year following the taxable year in which the "foreclosure" occurred.

Granite Golf Assignment of Leases

Granite Golf or one of its affiliates was the lessee ("Granite") at four GTA Golf Courses until June of 1999. Those Golf Courses included: Silverthorn Country Club, an 18-hole private Golf Course located in Florida and purchased in June of 1998 for $4,700.000; Black Bear Golf Course, an 18-hole high-end daily fee Golf Course located in Florida and purchased in November of 1997 for $4,784,000: Tiburon Golf Club, a 27-hole high-end daily fee Golf Course located in Nebraska and purchased in August of 1997 for $6,003,000: Persimmon Ridge Country Club, an 18-hole high-end daily fee Golf Course located in Kentucky and purchased in March of 1998 for $7,500,000. On June 24, 1999, GTA declared a tenant default under each of the Participating Leases where Granite Golf or one of its affiliates was the lessee for failure to timely pay rent under the respective Participating Leases. GTA applied the redemption value of Granite's OP units against past due rent obligations. W. Bradley Blair, II, President and Chief Executive Officer of GTA, purchased the 21,429 common shares (previously held by Granite as OP units) for $22.15 per share, the 10 day trailing average market price of GTA common stock, from Golf Trust of America, L.P., in conjunction with this default. Effective August 17, 1999, each of the tenant's interest in the Participating Leases with Granite was assigned to and assumed by Legends National Golf Management, LLC, an affiliate of Mr. Young. As yet, we have not restructured the Participating Leases in any material manner. However, new working capital loans aggregating $1.2 million and bearing interest under existing lease terms were committed by GTA to facilitate the transition period and to cover seasonal financial needs. The new lessee had a positive impact on the financial performance of these Golf Courses in the fourth quarter of 1999 reporting an average increase of 6% in same store rounds and an average increase of 23% in same store revenues for the four Golf Courses.

Bonaventure Assignment of Lease

Bonaventure: This club is made up of two 18 hole, high-end daily fee Golf Courses located in Ft. Lauderdale, Florida which GTA purchased in January of 1998 for $24,500,000. Effective July 1, 1999, Mr. Young acquired the outstanding stock of Emerald Dunes — Bonaventure, Inc., the lessee at Bonaventure. There was no reduction in payment terms under the Participating Lease; however, the Participating Lease was modified to allow the new lessee additional capital improvement and working capital funding to facilitate the repositioning and improvement of the facility. The collateral to secure the lessee's obligations under the participating lease pledged by the initial lessee was released and substituted with equivalent collateral by Mr. Young and his affiliates. This restructure had a positive impact on the financial performance of the Course in the fourth quarter of 1999 with the lessee reporting an increase in same store rounds of 75% with a corresponding increase in same store revenue of 23%.

GTA has elected to pursue legal remedies available to it under its Participating Lease to cure events of default that have occurred in the past several months at the four Golf Courses listed below:

GTA Assumes Management of Tierra Del Sol Golf Club

Tierra Del Sol Golf Club: This Golf Course is an 18 hole, high-end daily fee Golf Course located in Albuquerque, New Mexico which GTA purchased in May 1998 for $3,600,000. On November 3, 1999, GTA filed an eviction action against the tenant at Tierra Del Sol Golf Club with the District Clerk of Court in Valencia County, New Mexico, as a result of the tenant's failure to pay rent. As a result of this lawsuit, the tenant was removed and GTA took possession of this Golf Course on February 7, 2000, pursuant to an order issued by the District Court. GTA has created a wholly owned subsidiary, GTA Tierra Del Sol, LLC, to operate this Golf Course during the 90-day grace period. It is GTA's view that the operational problems at this Golf Course were due to the tenant's executive management; therefore, the existing Golf Course-level management team and all Course-level key employees at the Golf Course have remained employed at the Golf Course. GTA has also implemented financial reporting policies and procedures to enhance internal controls and facilitate tracking of the financial performance of the Golf Course. GTA has initiated a business plan to explore opportunities to (i) seek to re-let the Golf Course, (ii) enter into a management agreement with a more experienced golf operator than the original tenant, or (iii) potentially sell the Golf Course. OP Units initially pledged as collateral for the lease by the former tenant of the Golf Course have been redeemed and applied to past due rent obligations and other accrued charges. The collateral balance remaining after these outstanding amounts were cured is valued at approximately $170,000, which represents approximately five months of Base Rent, and will be recognized as Other Income in the first quarter of 2000.

Osage National Golf Club

Osage National Golf Club: This Golf Course is a 27-hole, high-end daily fee Golf Course in Lake of the Ozarks, Missouri, which GTA purchased in August 1998 for $11,200,000 in a sale-leaseback transaction. On February 25, 1999, GTA declared an event of default under the Participating Lease as a result of the tenant's failure to pay rent. As a result, GTA, the prior owner of the Golf Course, and the tenant entered into discussions to terminate the tenant's Participating Lease and the tenant's possessory rights at the Golf Course. GTA expects to have the Participating Lease terminated and obtain possession of the Golf Course within approximately 30-45 days. GTA has created a wholly owned subsidiary, GTA Osage, LLC, which expects to assume management of the Golf Course during the 90-day grace period, implement additional internal controls to more effectively manage the operations of the Golf Course and implement additional financial reporting policies and procedures to improve the monitoring of the financial performance of the Golf Course. In addition, GTA has initiated a business plan to explore opportunities to (i) seek to re-let the Golf Course, (ii) enter into a management agreement with a more experienced golf course operator than the original tenant, or (iii) potentially sell the Golf Course. GTA expects that all Golf Course-level key management and employees will remain employed at the Golf Course. Under GTA management's current assumptions, the value of the tenant's collateral (66,124 OP Units) securing the obligations of the defaulting tenant under the Participating Lease is adequate to cover accrued rent (approximately $408,000 through February 25, 2000) and any other accrued charges. The remaining collateral value will be recognized as Other Income and should offset any possible shortfalls in revenue in fiscal year 2000 resulting from tenant's event of default.

Mystic Creek Golf Course

Mystic Creek Golf Course: This Golf Course is a 27-hole, high-end daily fee Golf Course located in Milford, Michigan, which GTA purchased in January 1998 for $10,000,000 in a sale-leaseback transaction. On October 25, 1999, GTA declared an event of default under the Participating Lease as a result of the tenant's failure to pay rent. On February 3, 2000, GTA filed an eviction action with a District Court in Oakland County, Michigan. A hearing was set for February 29, 2000, but was stayed because the tenant filed a voluntary petition for Chapter 11 Bankruptcy in the United States Bankruptcy Court on February 25, 2000. It is our intention to continue the eviction action as soon as legally permissible to seek to shorten the time for the tenant to accept the lease (by bringing rent current) or reject the lease (which would mean a return of the Golf Course to GTA). The tenant continues to operate the Golf Course pending the resolution of the pending action and its bankruptcy. Under GTA management's current assumptions, the value of the tenant's collateral ($879,630 in cash and 52,724 OP units) securing the obligations of the defaulting tenant under the Participating Lease is adequate to cover accrued rent (approximately $554,000 through February 29, 2000) and any other accrued charges. Any remaining collateral value will be recognized as Other Income and will be used to offset any possible shortfalls in revenue in fiscal year 2000 resulting from tenant's event of default.

Brentwood Golf & Country Club

Brentwood Golf & Country Club: This Golf Course is an 18-hole, daily fee Golf Course located in White Lake, Michigan, that GTA purchased in December of 1998 for $7,000,000. On November 21, 1999, GTA declared an event of default under the Participating Lease as a result of the tenant's failure to pay rent. On February 3, 2000, GTA filed an eviction action with a District Court in Oakland County, Michigan. In response, the tenant filed a counterclaim against GTA. On March 8, 2000, a hearing was held and the Court ruled that the case be moved to Oakland County Circuit Court, where the action for possession and the allegations in the counterclaim will be heard. On March 28, 2000, an Order was entered requiring escrow payment of rent and prorated taxes within seven days of the Order, and thereafter, within seven days of the 25th of each month. The first payment required will be February and March rents; and payments in subsequent months will be current month's rent. Subject to the foregoing limitations, the tenant continues to operate the Golf Course pending resolution of the pending actions. Under GTA management's current assumptions, the value of the tenant's collateral (a $350,000 Certificate of Deposit and 24,482 OP Units) securing the obligations of the defaulting tenant under the Participating Lease is adequate to cover accrued rent (approximately $455,000 through February 29, 2000) and any other accrued charges. Any remaining collateral value will be recognized as Other Income and will be used to offset any possible shortfalls in revenue in fiscal year 2000 resulting from tenant's event of default.

Liquidity and Capital Resources of the Company

Cash flows for the years ended December 31, 1999 and December 31, 1998

Cash flows from operating activities for the year ended December 31, 1999 was $24,467,000 compared to $30,593,000 for the year ended December 31, 1998. This reflects net income before minority interest, plus non-cash charges to income for depreciation, loan cost amortization, restricted stock compensation amortization, straight line rents and interest and working capital changes. The decrease of $6,126,000 year over year is primarily due to the release of escrowed funds from Golf Courses purchased in 1998.

Cash flows used in investing activities reflect increases in the Participating Mortgage notes receivable related to the Westin Innisbrook facility of $94,000, golf course acquisitions and capital additions of $15,371,000 offset by the disposition of a parcel of land at the Sandpiper Golf Course for $975,000. The Golf Course acquisitions and capital additions included the $3.3 million acquisition of an additional nine holes at Northgate Country Club, the cash portion of the Metamora Golf Course of $5.0 million, and $3.6 million for improvements at Eagle Ridge and $3.5 million in improvements at other Golf Courses. This compares to acquisitions of 22 Golf Courses plus capital additions totaling $195,541,000, and the increase in the Participating Mortgage notes receivable of $5,963,000 in the year ended December 31, 1998.

On April 2, 1999, GTA completed a private placement of 800,000 shares of its 9.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), at a price of $25.00 per share to a single purchaser, AEW Targeted Securities Fund, L.P., for gross proceeds of $20,000,000, net of associated costs of approximately $878,000. The net proceeds were used as follows: (i) to pay down $1,025,000 under the Credit Facility, (ii) to repay promissory notes to Nations Credit of $5,169,000; (iii) to pay loan costs associated with the amendment and restatement of the Credit Facility of $1,399,000; (iv) to make new officer loans of $648,000; and (v) the balance for general working capital needs.

Cash flows used in financing activities, totaling $7,963,000 represents the net proceeds from the AEW offering of $19,122,000, net borrowings of $6,255,000 under the Credit Facility and Line of Credit, proceeds from issuance of common stock of $42,000, less promissory note payments to Nations Credit of $5,324,000, redemption of OP units of $2,478,000, loans to officers of $1,278,000, and dividends and partner distributions totaling $24,302,000 for the year ended December 31, 1999. The 1999 financing activities compare to net borrowings of $188,600,000 under the Credit Facility and Bridge Loan, less dividends and partner distributions totaling $27,135,000 for the year ended December 31, 1998.

Cash flows for the year ended December 31, 1998 and the period from February 12 (inception) to December 31, 1997

Cash flows from operating activities for the year ended December 31, 1998 was $30,593,000 compared to $13,644,000 for the period from February 12, 1997 to December 31, 1997. This reflects net income before minority interest, plus noncash charges to income for depreciation, loan cost amortization and working capital changes.

Cash flows used in investing activities reflect increases in the mortgage notes receivable of $5,963,000 and golf course acquisitions of $195,541,000 for the year ended December 31, 1998. This compares to acquisitions and capital additions of $84,332,000 and the increase in the mortgage notes receivable of $64,406,000 in the period from February 12 to December 31, 1997.

Cash flows provided by financing activities, totaling $157,834,000 represents the net borrowing of $188,600,000 under the Credit Facility and Bridge Loan, less dividends and partner distributions totaling $27,135,000 for the year ended December 31, 1998. This compares to the initial and follow-on offering proceeds of $155,720,000 and borrowings of $4,325,000 to fund the 1997 acquisitions and the participating mortgage for the period from February 12, 1997 to December 31, 1997. Distributions to partners and stockholders totaled $8,535,000 represented a partial period distribution of $.21 per share for the first quarter of 1997 and $.41 per share for the remaining quarters through December 31, 1997.

Financing and Capital Resources

Revolving Credit Facility and Line of Credit

As of April 6, 1999, GTA amended and restated its unsecured Revolving Credit Facility ("Credit Facility") to increase the borrowing capacity to $200.0 million with a consortium of banks led by Bank of America, as lead agent. GTA pays interest-only on the Credit Facility with the principal balance due in April 2002. Borrowings typically bear interest at an adjusted Eurodollar rate plus an applicable margin. The applicable margin (between 1.50% and 2.00%) is subject to adjustment based upon certain leverage ratios. At December 31, 1999, all amounts outstanding under the Credit Facility were based on the Eurodollar rate and a margin of 1.75% for an average interest rate of 7.0% per annum. The amended and restated Credit Facility replaced the Bridge Loan.

The Credit Facility availability is limited to an unencumbered pool calculation, including a 20% limitation for working capital needs. Financial covenants include net worth, liquidity and cash flow covenants, among others. Non-financial covenants include restrictions on loans outstanding, construction in progress, loan to officers and changes in the Board of Directors, among others. At the present time, these covenants have been met.

In addition to the amended and restated Credit Facility, on April 6, 1999 GTA also obtained a $25.0 million unsecured line of credit from Bank of America which may be incorporated into the $200.0 million Credit Facility at a later date. The rates, covenants, conditions and other material provisions are essentially the same as the Credit Facility, except for the term, which was one year with an expiration date of April 1, 2000. In March of 2000, this line was granted a six-month extension with a new maturity date of October 1, 2000. The extension was granted with the same pricing that was in effect under the original line plus a ¾% up-front commitment fee.

The Company believes that its current borrowing capacity and anticipated cash flow from operations are sufficient to meet liquidity needs for the foreseeable future. There can be no assurance that the Company will be able to negotiate extensions of such facilities or borrow from other lenders on similar terms. There can be no assurance that the impact of market conditions on the debt and equity markets will not adversely affect the Company's future needs for capital.

Interest Rate Swap Agreement

The interest rate swap agreement that GTA entered into with Bank of America in September 1998 expired on March 27, 2000. The notional amount under this agreement of $76,800,000 converted to floating rate debt as of the March 27th expiration date. This brings the total floating rate debt to $210,700,000. As of the date of this filing, GTA had not entered into a new interest rate swap agreement.

Universal Shelf Registration

GTA has on file with the Securities and Exchange Commission a universal shelf registration statement registering the issuance of debt securities, common stock, preferred stock or warrants as well as resales of securities issued upon redemption of certain OP Units by their holders, with a remaining availability of approximately $280.0 million. The exact amount of debt, common stock, preferred stock, and warrants issued will depend on acquisitions, asset shares, GTA's unsecured debt and preferred stock ratings, and the general interest rate environment.

Future Investments in Assets

The Company intends to continue to analyze potential investments in additional golf courses as suitable opportunities arise, but the Company will not undertake investments unless adequate sources of financing are available. The Company anticipates that future acquisitions would be funded with debt financing provided by the Credit Facility, secured borrowing options, the issuance of OP Units or with proceeds of additional equity offerings. In the future, the Company may negotiate additional credit facilities or issue corporate debt instruments. Any debt issued or incurred by the Company may be secured or unsecured, long-term or short-term, fixed or variable interest rate and may be subject to such other terms as the Board of Directors deems prudent.

Commitments to Lessees

The participating leases generally require the Company to reserve annually between 2% to 5% of the annual gross golf revenues of the golf courses to fund capital expenditures, which are funded on a monthly basis from the lessees in addition to the base rent. The lessees will fund any capital expenditures in excess of such amounts. The capital expenditure reserve is used for replacement and enhancement of the existing facilities and is allocated to short and long-term categories and therefore the balance may not be currently available to the lessees. At December 31, 1999, the amount reserved was $2,452,000 compared to $1,105,000 at December 31, 1998.

Under certain circumstances, the underlying base rent for a course will be increased when the Company agrees to pay for significant capital improvements or to expand the existing facilities. Of the Company's $8,478,000 outstanding capital improvement commitments (which includes the Pete Dye Clubhouse loan for $2,300,000), approximately $1,918,000 has been funded to date. This loan may be capitalized into the base rent when the Clubhouse is completed.

In limited circumstances the Company agrees to provide working capital loans to existing lessees. Working capital loans are evidenced by promissory notes or as set forth in the lease agreement and bear interest at fixed rates between 9.74% and 10.5%. Of the Company's $12,224,000 working capital commitments, approximately $9,245,000 has been funded to date. In addition, a $3,500,000 land loan was funded to the Lessee of the Pete Dye Golf Club at the time of purchase. Typically, the Lessee is required to increase the pledged collateral for the funded amounts.

In summary, the Company has currently funded $14,663,000 of the total commitments to date of $24,202,000, and subject to certain conditions, anticipates it will fund the balance of $9,539,000 over the next two years.

The Company has agreed to maintain minimum loan balances of approximately $17.2 million for up to ten years to accommodate certain prior owners' efforts to seek to minimize certain adverse tax consequences from their contribution of their courses to the Company.

Litigation

Owners and operators of golf courses are subject to a variety of legal proceedings arising in the ordinary course of operating a golf course, including proceedings relating to personal injury and property damage. Such proceedings are generally brought against the operator of a golf course, but may also be brought against the owner. Although the Company is currently not a party to any legal proceedings relating to the Golf Courses that would have a material adverse effect upon the Company's business or financial position, it is possible that in the future the Company could become a party to such proceedings.

See "Lessee Results of Operations" regarding litigation between GTA and certain lessees of its of Golf Courses arising through events of default.

New Courses

The Company may from time to time be in various stages of negotiation and due diligence review for the acquisition of a golf course. Completion of such a transaction would be subject to negotiation and execution of definitive documentation and certain other customary closing conditions. No assurances can be given that the Company will continue to pursue or complete any future golf course acquisitions.

Commitments to Officers

Loans of approximately $890,000, secured by OP Units and common stock, with interest rates of between 4.4% to 6.2% per annum were made to officers of the Company for the payment of related taxes for Restricted Stock Grants issued in 1997, 1998 and 1999. Of this total, approximately $173,000 related to the Restricted Stock Grants issued on March 10, 1999 for 44,000 shares. It is expected that additional loans will be made to the officers to cover tax liabilities resulting from future vesting of the Restricted Stock Grants. In addition, under the 1998 Senior Executive Loan Program, as amended on August 10, 1999, loans of $2.3 million have been made to officers of the Company to purchase Company stock on the open market. These loans are collateralized by the shares purchased, bear interest at rates between 4.51% to 5.89% per annum and are due at the earliest of the following times: (i) three years following termination of the borrower's employment with the Company, (ii) five years after the making of the promissory note, or (iii) for promissory notes issued in conjunction with open market stock purchases, at the time of sale of such stock at the price specified in the promissory notes. These promissory notes are recourse to the borrower. If and for so long as the Company reduces its common dividend by more than 33% from the current rate of $0.44 per quarter, interest on loans to the Company's current officers will not be payable and instead will accrue and be added to principal. Upon any change of control in the lender, all outstanding amounts to the current officers will be forgiven and the promissory notes will be canceled.

Of the total officer loans outstanding, including tax-related loans and stock purchase loans, approximately $725,000 in loans to the former Executive Vice President, Mr. Joseph, were reclassified to Other Assets from Stockholders' Equity upon his resignation. These loans are recourse to the borrower and are subject to the terms of Mr. Joseph's separation agreement. All of the Company's loans to Mr. Joseph were consolidated into a single master loan effective December 31, 1999.

Adoption of Shareholder Rights Plan

On August 6, 1999, the Board of Directors of Golf Trust of America, Inc. declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of common stock to stockholders of record at the close of business on September 6, 1999 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a purchase price of $75.00, subject to adjustment. The agreement (the "Rights Agreement") is between the Company and the rights agent thereunder. On August 30, 1999, the Company filed a current report on Form 8-K more fully describing the terms of the Rights.

Reorganization of the Acquisition Department

In November 1999, Mr. David D. Joseph resigned as Director of Acquisitions and Executive Vice President of the Company and as a member of our Board of Directors to pursue other business interests. At the present time, we do not contemplate replacing this management position due to (i) the current reduced priority on acquisitions, (ii) the skills of our existing acquisition staff, and (iii) our ability to utilize outside brokers and tenant introductions to support this function. As a part of the separation agreement, Mr. Joseph executed an extension to his covenant not to compete. A one-time charge of approximately $0.5 million is included in the General & Administrative expenses for fourth quarter 1999 related to this reorganization.

Stock Repurchase Program

On December 15, 1999, GTA announced that its Board of Directors authorized a program to repurchase up to one million shares of its common stock. Any such repurchases will be made on the open market or in block purchase transactions. The timing of any repurchases and the number of shares repurchased pursuant to the stock repurchase program are dependent upon market conditions and corporate requirements. Under this program, on January 4, 2000, GTA purchased 10,000 shares of its common stock at a price of $16.9375 per share.

Unsolicited Proposal

On December 15, 1999, GTA received a letter from Schooner Capital LLC. In sum, Schooner expressed its belief that GTA's current real estate investment trust structure is not optimal to best leverage both current and future marketing opportunities. Schooner expressed interest in working with GTA on a going private transaction that would seek to address the interests of all shareholders. Schooner Capital LLC filed a 13D, a General Statement of Beneficial Ownership, on January 28, 2000. As yet, Schooner Capital LLC has not been willing to meet with our financial advisor, Banc of America Securities LLC, to review any proposal it may have.

Appointment of Financial Advisor

After a deliberate interview and due diligence process by management and review by the Company's Board of Directors, on February 9, 2000, the Company engaged Banc of America Securities LLC to act as its financial advisor to undertake a review of a broad range of strategic alternatives available to the Company in light of the current and prospective market conditions facing the Company and the REIT industry. Executive management is meeting regularly with this financial advisor in furtherance of considering alternatives to enhance shareholder value. These alternatives include the possibility of a merger, sale, recapitalization, privatization or restructuring, including de-REITing (revoking election of REIT-tax status), among others. The professional fee structure of our agreement with Banc of America Securities LLC should not have a material impact on General & Administrative expenses for 2000.

Funds From Operations and Cash Available for Distribution

Funds From Operations and Cash Available for Distribution are calculated as follows:

	Year Ended December 31, 1999	Year Ended December 31, 1998	Period from February 12 to December 31, 1997
		(In thousands)	
Income before minority interest	$18,257	$17,736	$11,767
Loss on sale of assets	–	370	–
Depreciation and amortization for real estate assets	17,299	11,667	3,132
Funds from operations	35,556	29,773	14,899
Adjustments:			
Noncash mortgage interest and straight line rents	(1,106)	(1,417)	(723)
Preferred Dividends/distributions	(1,449)	–	–
Capital expenditure reserve	(2,452)	(1,135)	(524)
Cash available for distribution	$30,549	$27,221	$13,652

Noncash mortgage interest revenue and straight line rents represents the difference between interest revenue on the Participating Mortgage and the rent recognized and reported by the Company in accordance with generally accepted accounting principles ("GAAP") and the actual cash payments received by the Company. The participating leases generally require the Company to reserve annually between 2% to 5% of the gross golf revenues of the golf courses to fund capital expenditures. The lessees will fund any capital expenditures in excess of such amounts.

Preferred dividends/distributions represent preferred dividends paid on the 800,000 shares of 9.25% Series A Cumulative Convertible Preferred Stock that were issued to AEW Targeted Securities through a private placement in April of 1999 and preferred distributions on 59,118 preferred OP units issued to the sellers in the 1999 acquisitions of Pete Dye Golf Club and Metamora Golf & Country Club.

In accordance with the resolution adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") (as revised on October 27, 1999), Funds From Operations represents net income (computed in accordance with GAAP) including all operating results, both recurring and non-recurring — *excluding* those results defined as "extraordinary items" under GAAP and gains (or losses) from sales of depreciable property. Funds From Operations should not be considered as an alternative to net income or other measurements under GAAP as an indication of operating performance or to cash flows from operating investing or financial activities as a measure of liquidity. Funds From Operations does not reflect working capital changes, cash expenditures for capital improvements or principal payments on indebtedness. The Company believes that Funds From Operations (FFO) is helpful to investors as a measure of the performance of an equity REIT, because along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and make capital expenditures. Compliance with the NAREIT definition of Funds From Operations is voluntary. Accordingly, the Company's calculation of Funds From Operations in accordance with the NAREIT definition may be different than similarly titled measures used by other REITs.

As noted above NAREIT approved a revision to the definition of FFO on October 27, 1999. Effective January 1, 2000, FFO includes both recurring and non-recurring results of operations which encompasses "costs of unusual compensation or severance arrangements." This definition has been applied in calculating FFO in this report. Under the former definition of FFO, the Company's non-recurring restructuring charge of $462,000 would be added back to Net Income in the FFO calculation resulting in Total FFO of $36,018,000 and Total Cash Available for Distribution of $31,011,000.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal quarters of fiscal years beginning after June 15, 1999 (subsequently delayed to June 5, 2000). SFAS No. 133 requires recording all derivative instruments as assets or liabilities measured at fair value. The Company does not expect this pronouncement to have a material impact on its financial results.

Inflation

The golf course leases generally provide for initial term of 10 years with base rent and participating rent features. Base rent will increase by a base rent escalator for each year during the first five years of the term of each lease and for an additional five years if certain conditions are met. All of such leases are triple net leases requiring the lessees to pay for all maintenance and repair, insurance, utilities and services. The participating mortgage has a 5% increase in the base interest for up to five years, and an additional 3% for an additional five years if the performance option is exercised. As a result, the Company believes the effect of inflation on the Company is not material.

Seasonality

The golf industry is seasonal in nature because of weather conditions and fewer available tee times in the rainy season and the winter months. The operator of each of the daily fee golf courses may vary greens fees based on changes in demand. The Company does not expect seasonal fluctuation in Lessee revenues to have a significant impact on the Company's operating result. The Company's leases require Base Rent to be paid ratably throughout the year.

Impact of Year 2000

There have been no malfunctions, to date, of the Company's computer system with respect to dates in the Year 2000 and thereafter. In addition, there has been no impact on the Company with respect to third parties and any Year 2000 complications that they may have experienced.

CONSOLIDATED BALANCE SHEETS

	December 31, 1999	December 31, 1998
ASSETS		
Property and equipment (Notes 1, 3 and 7):		
Land	$ 53,779	$ 55,462
Golf course improvements	204,635	171,348
Buildings and improvements	80,708	77,629
Furniture, fixtures, and equipment	31,581	44,756
Total property and equipment	370,703	349,195
Less accumulated depreciation	43,001	25,695
Property and equipment, net	327,702	323,500
Mortgage notes receivable (Notes 4 and 6)	73,160	72,252
Cash and cash equivalents	3,905	1,891
Receivable from affiliates (Note 13)	6,952	1,030
Other assets (Note 5, 6 and 9)	22,193	13,308
Total assets	$433,912	$411,981
LIABILITIES AND STOCKHOLDERS' EQUITY		
Debt (Note 7)	$223,085	$210,634
Accounts payable and other liabilities (Note 3)	10,796	15,190
Total liabilities	$233,881	$225,824
Commitments and Contingencies (Notes 4, 6, 7 and 14)		
Minority interest (Notes 8, 12 and 14)	69,747	76,510
Stockholders' equity:		
Convertible Preferred stock, $.01 par value, 10,000,000 shares authorized, 800,000 and 0 issued and outstanding, respectively (Note 8)	20,000	–
Common stock, $.01 par value, 90,000,000 shares authorized, 7,736,450 and 7,637,488 issued and outstanding, respectively	78	76
Additional paid-in capital	125,218	120,253
Accumulated earnings (dividends in excess of accumulated earnings)	(7,720)	(3,958)
Unamortized restricted stock compensation (Note 9)	(1,530)	(1,533)
Note receivable from stock sale (Note 4)	(3,298)	(3,298)
Loans to officers (Note 9)	(2,464)	(1,893)
Stockholders' equity	130,284	109,647
Total liabilities and stockholders' equity	$433,912	$411,981

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands except for Per Share Data)

	Year Ended December 31, 1999	Year Ended December 31, 1998	Period from February 12 (inception) through December 31, 1997
Revenues (Notes 4 and 5):			
Rent from affiliates (Note 13)	$ 15,041	$12,365	$10,802
Rent	31,630	23,097	3,607
Mortgage interest	9,106	8,922	4,318
Total revenues	55,777	44,384	18,727
Expenses:			
Depreciation and amortization	17,299	11,667	3,173
General and administrative	6,098	5,416	2,532
Total expenses	23,397	17,083	5,705
Operating income	32,380	27,301	13,022
Other income (expense):			
Interest income	1,480	478	624
Interest expense	(15,603)	(9,673)	(1,879)
Loss on disposal of assets	–	(370)	–
Total other income (expense)	(14,123)	(9,565)	(1,255)
Income before minority interest	18,257	17,736	11,767
Income applicable to minority interest	7,026	7,130	5,798
Net income	11,231	$10,606	$ 5,969
Preferred dividends	(1,383)	–	–
Net income available to common shareholders	$ 9,848	$10,606	$ 5,969
Basic earnings per share	$ 1.28	$ 1.39	$ 1.32
Weighted average number of shares — basic	7,720	7,635	4,535
Diluted earnings per share	$ 1.27	$ 1.34	$ 1.29
Weighted average number of shares — diluted	7,734	7,905	4,626

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Preferred Shares		Common Stock		Additional Paid-In Capital	Accumulated Earnings (Dividends in Excess of Accumulated Earnings)	Unearned Restricted Stock Compensation	Note Receivable from Stock Sale	Loans to Officers	Total Stockholders' Equity
	Shares	Amount	Shares	Amount						
Balance, February 12, 1997	–	$ –	–	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Proceeds from Initial Public Offering	–	–	3,910	39	82,071	–	–	–	–	82,110
Payment of underwriters discount and initial offering costs	–	–	–	–	(9,055)	–	–	–	–	(9,055)
Issuance of shares in exchange for note	–	–	159	2	3,296	–	–	(3,298)	–	–
Issuance of shares for acquisition	–	–	22	–	600	–	–	–	–	600
Issuance of restricted stock	–	–	70	1	1,827	–	(1,828)	–	–	–
Proceeds from follow-on offering	–	–	3,450	34	88,372	–	–	–	–	88,406
Payment of underwriters discount and costs	–	–	–	–	(5,741)	–	–	–	–	(5,741)
Amortization of restricted stock compensation	–	–	–	–	–	–	115	–	–	115
Adjustment for minority interest in operating partnership	–	–	–	–	(33,882)	–	–	–	–	(33,882)
Dividends	–	–	–	–	–	(4,195)	–	–	–	(4,195)
Net income	–	–	–	–	–	5,969	–	–	–	5,969
Balance, December 31, 1997	–	$ –	7,611	$ 76	$127,488	$ 1,774	$(1,713)	$(3,298)	$ –	$124,327
Issuance of restricted stock	–	–	21	–	607	–	(607)	–	–	–
Issuance of shares for option exercise and employee stock purchase plans	–	–	5	–	159	–	–	–	–	159
Amortization of restricted stock compensation	–	–	–	–	–	–	787	–	–	787
Loans to officers	–	–	–	–	–	–	–	–	(1,893)	(1,893)
Adjustment for minority interest in operating partnership	–	–	–	–	(8,001)	–	–	–	–	(8,001)
Dividends	–	–	–	–	–	(16,338)	–	–	–	(16,338)
Net income	–	–	–	–	–	10,606	–	–	–	10,606
Balance, December 31, 1998	–	$ –	7,637	$ 76	$120,253	$ (3,958)	$(1,533)	$(3,298)	$(1,893)	$109,647

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Preferred Shares		Common Stock		Additional Paid-In Capital	Accumulated Earnings (Dividends in Excess of Accumulated Earnings)	Unearned Restricted Stock Compensation	Note Receivable from Stock Sale	Loans to Officers	Total Stockholders' Equity
	Shares	Amount	Shares	Amount						
Issuance of preferred stock	800	$20,000	–	$ –	$ –	$ –	$ –	$ –	$ –	$ 20,000
Costs of preferred stock issuance	–	–	–	–	(878)	–	–	–	–	(878)
Issuance and cancellation of restricted stock	–	–	32	1	555	–	(4,001)	–	–	(445)
Amortization and cancellation of restricted stock	–	–	–	–	–	–	1,004	–	–	1,004
Value of unvested options for non-employees	–	–	–	–	72	–	–	–	–	72
Adjustments for minority interest in operating partnership	–	–	–	–	3,503	–	–	–	–	3,503
Conversion of OP Units into common stock	–	–	63	1	1,671	–	–	–	–	1,672
Loans to officers	–	–	–	–	–	–	–	–	(571)	(571)
Issuance of shares of employee stock purchase plan	–	–	4	–	42	–	–	–	–	42
Dividends	–	–	–	–	–	(14,993)	–	–	–	(14,993)
Net income	–	–	–	–	–	11,231	–	–	–	11,231
Balance at December 31, 1999	800	$20,000	7,736	$78	$125,218	$ (7,720)	$(1,530)	$(3,298)	$(2,464)	$130,284

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 1999	Year Ended December 31, 1998	Period from February 12 (inception) through December 31, 1997
Cash flows from operating activities:			
Net income	$11,231	$ 10,606	$ 5,969
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,414	11,667	3,173
Loss on disposal of assets	–	370	–
Loan cost amortization	958	588	280
Straight-line interest and rent	(1,106)	(1,417)	(723)
Amortization of restricted stock compensation	563	787	115
Income applicable to minority interest	7,026	7,130	5,798
Increase in receivable from affiliate	(5,922)	(26)	(1,004)
Increase in other assets	(1,303)	(8,265)	(2,993)
Increase (decrease) in accounts payable and other liabilities	(4,394)	9,153	3,029
Net cash provided by operating activities	24,467	30,593	13,644
Cash flows from investing activities:			
Golf course acquisitions and improvements	(15,371)	(195,541)	(84,332)
Disposition of property	975		
Increase in mortgage notes receivable	(94)	(5,963)	(64,406)
Net cash used in investing activities	(14,490)	(201,504)	(148,738)
Cash flows from financing activities:			
Net borrowings on line of credit	7,775	120,675	4,325
Payments on notes	(5,324)	(292)	–
Bridge loan proceeds	–	67,925	–
Loan fees	(1,520)	(1,213)	(1,448)
Loans to officers	(1,278)	(1,853)	–
Net proceeds from issuance of preferred stock	19,122		
Net proceeds from issuance of common stock	42	159	155,720
Redemption of OP Units	(2,478)	(432)	–
Distributions to partners	(9,309)	(10,797)	(4,340)
Dividends paid	(14,993)	(16,338)	(4,195)
Net cash (used in) provided by financing activities	(7,963)	157,834	150,062
Net increase (decrease) in cash and cash equivalents	2,014	(13,077)	14,968
Cash and cash equivalents, beginning of period	1,891	14,968	–
Cash and cash equivalents, end of period	$ 3,905	$ 1,891	$ 14,968

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 1999	Year Ended December 31, 1998	Period from February 12 (inception) through December 31, 1997
Non-cash Investing and Financing Transactions			
Net assets of Legends Golf transferred to the Company	$ –	$ 3,296	$ 981
Accrued receivables for disposals of property and equipment and deferred payments for purchases of property and equipment	(2,588)	4,523	–
OP Units issued in golf course acquisitions	1,645	14,687	18,304
Common stock issued in golf course acquisition	–	–	600
Debt assumed with acquisitions	10,000	18,001	–
Supplemental Disclosure of Cash Flow Information			
Interest paid during the period	$15,603	$ 9,243	$ 1,829

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Golf Trust of America, Inc. (the "Company") was incorporated in Maryland on November 8, 1996. The Company is a self-administered real estate investment trust ("REIT") formed to capitalize upon consolidation opportunities in the ownership of upscale golf courses in the United States. The principal business strategy of the Company is to own upscale golf courses with superior marketplace positions and to lease the golf courses pursuant to long-term triple net leases to qualified third party operators, including affiliates of the sellers. Title to the acquired courses, is held by Golf Trust of America, L.P., a Delaware limited partnership (the "Operating Partnership" or "OP") or a wholly owned subsidiary of the Operating Partnership. Golf Trust of America, Inc., through its wholly owned subsidiaries GTA GP, Inc. ("GTA GP") and GTA LP, Inc. ("GTA LP"), holds a 64.4 percent interest as of March 22, 2000, in the Operating Partnership. GTA GP is the sole general partner of the Operating Partnership and owns a 0.2 percent interest therein. GTA LP is a limited partner in the Operating Partnership and owns a 64.2 percent interest therein. Larry D. Young, a director of the Company, along with his affiliates, owns 27.0 percent of the Operating Partnership and is a significant lessee. Operators of the golf courses, their affiliates and officers of the Company hold the remaining interest in the Operating Partnership.

The Company commenced operations on February 12, 1997 with the completion of its initial public stock offering ("IPO") which raised net proceeds of approximately $73.0 million through the sale of 3,910,000 shares of common stock. The Company contributed the net proceeds of the IPO to the Operating Partnership in exchange for a then 48.6 percent interest in the Operating Partnership. Concurrently with the closing of the IPO, the Operating Partnership acquired ten golf courses in exchange for the issuance of 4.1 million OP Units, the repayment of $47.5 million of related debt and $6.2 million in cash. Seven of the courses were acquired from Legends Golf, a group of companies controlled by Larry D. Young in exchange for 3,738,556 OP Units and the repayment of debt. The courses acquired from Legends Golf have been accounted for at a carryover basis as Legends Golf is considered the accounting acquirer under APB Opinion No. 16. The value of the OP Units issued and debt assumed was approximately $73.7 million greater than the carryover basis of Legends Golf. In November 1997, the Company completed a follow-on equity offering of 3,450,000 shares of common stock. The Company contributed the net proceeds of approximately $82.7 million to the Operating Partnership to repay approximately $60.6 million under the credit facility that had been used primarily for golf course acquisitions and for golf course acquisitions subsequent to the offering. On April 2, 1999, GTA completed a private placement of 800,000 shares of its 9.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), at a price of $25.00 per share to a single purchaser, AEW Targeted Securities Fund, L.P., for gross proceeds of $20,000,000 net of associated costs of approximately $878,000. The net proceeds were used as follows: (i) to pay down $1,025,000 under the credit facility; (ii) to repay promissory notes to Nations Credit of $5,169,000; (iii) to pay loan costs associated with the amendment and restatement of the Credit Facility of $1,399,000; (iv) to make new officer loans of $648,000; and (v) the balance for general working capital needs.

In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its Common Stock may be owned, directly or constructively, by five or fewer individuals. For the purpose of preserving the Company's REIT qualification, the Certificate of Incorporation prohibits direct or constructive ownership of more than 9.8% of the Common Stock by any person. Thus, although an OP Unit is convertible into a share of Common Stock, the conversion of the majority of the OP Units owned by affiliates of Larry D. Young is restricted by the Company through these ownership limitations in order to preserve its REIT status.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership and their wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value. The carrying value of receivables, the mortgage notes receivable and liabilities reasonably approximates the fair value. The estimated fair value has been determined using available market information and appropriate valuation methodologies. However, considerable judgement is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Concentration of Credit Risk

The Company has cash and cash equivalents in a financial institution which is insured by the Federal Deposit Insurance Corporation (FDIC) for amounts up to $100,000 per institution. At December 31, 1999, 1998 and 1997, the Company had amounts in excess of FDIC limits. The Company limits its risk by placing its cash and cash equivalents in a high quality financial institution.

Concentration of credit risk with respect to the Company's portfolio of 47 golf courses for 1999 was:

	Revenue Amounts (In thousands)	Percentage
Florida(1)	$19,091	34.2%
South Carolina(1)	8,087	14.5
Virginia(1)	3,905	7.0
Illinois	5,994	10.8
California	3,589	6.4
Other(1)	15,111	27.1
Total	$55,777	100.0%

(1) The courses operated by Legends Golf located in VA and in the Myrtle Beach areas of NC and SC plus the partial year of revenue on those courses that Legends assumed in 1999 located in NE, KY, and FL (4 out of 14 in that state) comprised approximately $15,131,000 in revenue or 27.0% of the total revenues.

The Company mitigates concentration of credit risk with respect to its leases by requiring collateral of up to 15% of the initial purchase price. The Company has assessed the credit worthiness of its lessees and is continually evaluating and monitoring the ongoing and additional collateral requirements. These collateral requirements are adjusted annually for working capital loans to certain lessees and for capital improvements made at particular properties.

The Company is also subject to a concentration of credit risk from the participating mortgage. The Company has evaluated the credit worthiness of the borrower and its affiliates and has obtained a security interest in the property and equipment of the borrower. The Company has also obtained a limited guarantee of the debt service from the operator of the resort.

Property and Equipment

Property and equipment is carried at the lower of cost or net realizable value (except for the golf courses acquired from Legends Golf that are carried at the prior basis of Legends Golf). Cost includes purchase price, closing costs and other direct costs associated with the purchase. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Golf course improvements	15 years
Buildings and improvements	30 years
Furniture, fixtures, and equipment	3-8 years

The leases presently provide that at the end or termination of the existing leases, all improvements and fixtures placed on the rental property, become the property of the Company. In addition, the leases provide for a capital replacement reserve to be established by the Company for each property. The Company will approve disbursements from this fund for capital improvements to the properties and the acquisition of equipment.

The Company assesses whether there has been a permanent impairment in the value of rental property by considering factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include a lessee's ability to perform its duties and pay rent under the terms of the lease. If the property was leased at a significantly lower rent, the Company may recognize a permanent impairment of loss if the income stream were not sufficient to recover its investment. Such a loss would be determined as the difference between the carrying value and the fair value of the property. Management believes no permanent impairment has occurred in its net property carrying values.

Loan Costs

Loan costs, included in other assets, are amortized over the contractual term of the agreement. Accumulated amortization of these costs at December 31, 1999 and 1998 was approximately $1,826,000 and $868,000, respectively.

Revenue Recognition

The Company recognizes rental revenue on an accrual basis over the terms of the leases. The Company recognizes interest income ratably over the term of the loan.

In May 1998, the Emerging Issues Task Force ("EITF") issued Issue No. 98-9, "Accounting for Contingent Rent in Interim Financial Periods." This statement provided that recognition of contingent rental income should be deferred until specified targets that trigger the contingent rent are achieved. Consequently, we generally will not recognize percentage rent until the third or fourth quarter of a tenant's fiscal year, which in some instances may be different than the third and fourth quarter of the calendar year. This statement applies to all contingent rental income effective with the second quarter of 1998. On a quarterly basis, there may be material impact to GTA's earnings per share, financial condition, and results of operations while, on an annual basis, there is no effect to GTA's earnings per share, financial condition, or results of operations. In November 1998, Issue No. 98-9 was withdrawn by the EITF. However, the Company has continued to account for contingent rents in accordance with Issue No. 98-9. As a result of EITF 98-9, no percentage rent or participating interest was recognized in the first three quarters of 1999.

Income Taxes

The Company qualifies as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). A REIT will generally not be subject to federal income taxation to the extent that it distributes at least 95% of its taxable income to its stockholders and complies with other requirements. When GTA is forced to foreclose on a Golf Course, the Internal Revenue Code (Section 856(e)(4)(C)) allows a 90-day grace period during which GTA can operate the Golf Course and still permit these revenues to be qualifying income for REIT tax purposes. At the expiration of such period, the property should either be sold or an agreement must be secured with an independent contractor to assume management. Management by an independent contractor is allowed until the close of the third taxable year following the taxable year in which the foreclosure occurred. The only Golf Course subject to this rule as of March 22, 2000, is Tierra Del Sol Golf Club; however, the other three Golf Courses ("Osage National Golf Club," "Mystic Creek Golf Course" and "Brentwood Golf & Country Club") currently in default may be subject to this rule within the next 30-45 days.

The Company paid distributions to common stockholders of $1.76 per share in 1999 of which $1.72 was ordinary income and $0.04 was return of capital. The Company paid distributions to common stockholders of $2.14 per share in 1998, of which $2.03 was ordinary income and $0.11 was return of capital. The Company paid distributions to common stockholders of $1.03 per share in 1997 which was ordinary income.

Accounting for Stock-Based Compensation

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company uses the "intrinsic value" method of accounting for its plan in accordance with Accounting Principle Board (APB) Opinion No. 25, and, therefore, recognized no compensation expense for stock options. For disclosure purposes only, the Black-Scholes option-pricing model was used to calculate the "fair values" of stock options.

Use of estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Common Share

Earnings per common share are presented under two formats: basic earnings per common share and diluted earnings per common share. Earnings per common share are computed by dividing net income (after deducting dividends on preferred stock) by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed by dividing net income (after deducting dividends on preferred stock) by the weighted average number of common shares outstanding during the year, plus the impact of those common stock equivalents (i.e., stock options, convertible preferred stock and OP Units) that are dilutive. "Common stock equivalents for the effect of dilutive stock options were 14,000, 270,000 and 91,000 for the years ended December 31, 1999, 1998 and for the period from February 12, 1997 through December 31, 1997, respectively.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal quarters of fiscal years beginning after June 15, 1999 (subsequently delayed to June 15, 2000). SFAS No. 133 requires recording all derivative instruments as assets or liabilities measured at fair value. The Company does not expect this pronouncement to have a material impact on its financial results.

3. Acquisition of Golf Courses

The following is a summary of the acquisitions in 1999:

Acquisition Date	Course Name	Location	Acquisition Cost
			(In thousands)
5/11/99	Metamora Golf & Country Club	Metamora, MI	$ 5,900
7/28/99	Pete Dye Golf Club	Bridgeport, WV	10,000
			$15,900

For the year ended December 31, 1999, the Company purchased two Golf Courses for an aggregate acquisition cost of approximately $15.9 million. In conjunction with the purchase of the Pete Dye Golf Club, the lessee executed two promissory notes: the first being a $2.3 million capital improvement loan to construct the new clubhouse and the second being a $3.5 million secured land loan. These two promissory notes initially bear interest at 10.5% per annum with annual increases of 5% per annum. The purchase price together with the promissory notes totaled $21.7 million and were funded as follows: $8.6 million in cash, $10.0 million in assumed debt, $1.4 million in deferred payments ($0.7 million on the Pete Dye Clubhouse Construction and $0.7 million reserve for a Maintenance Facility and Wastewater Treatment at Metamora), and $1.7 million represented by the issuance of Preferred OP Units (approximately 59,000 OP Units) to the sellers.

4. Mortgage Notes Receivable

In June of 1997, the Operating Partnership closed and funded an initial $69.975 million participating loan to Golf Host Resorts, Inc. ("Golf Host Resorts"), which is affiliated with Starwood Capital Group LLC. The loan is secured by the Innisbrook Resort, a 63-hole destination golf and conference facility located near Tampa, Florida. The additional collateral includes, cash, excess land at the Innisbrook Resort and a security interest in the Tamarron Golf Course, which may be released upon the achievement of certain performance levels. The operator of the resort, Westin, has guaranteed up to $2.5 million of debt service for each of the first five years. The initial loan of $69.975 million is being followed by a $9 million loan, which is being used for a nine-hole expansion and other improvements to the Innisbrook Resort facilities.

The loan term is 30 years, with an initial base interest rate of 9.63% per annum (10.377% at December 31, 1999), annual increases (of at least 5% but no more than 7%) in the interest payment for the first five years, and a participating interest feature throughout the term based upon the growth in revenues, if any, over the base year. Participating interest of approximately $100,000 and $243,000 was received for the years ended December 31, 1999, December 31, 1998 respectively, and none for 1997.

Golf Host Resorts used $8,975,000 of the proceeds of the loan to purchase 274,039 OP Units, 159,326 shares of common stock of the Company and were granted an option to purchase an additional 150,000 shares of common stock of the Company at a price (subject to certain adjustments) of $26 per share, exercisable before December 31, 1999 (subject to extension in certain circumstances). The $5,677,000 used to purchase the OP Units has been recorded as a reduction in minority interest and the $3,298,000 used to purchase common stock has been recorded as a reduction of stockholders' equity. The OP Units and 2,985 common shares are pledged as collateral against the loan. The 274,039 OP Units were converted to shares of common stock at the request of Golf Host Resorts on March 3, 2000. These shares continue to be pledged as collateral against the loan.

The Company recognizes interest income on a straight-line basis. Interest income in excess of the cash received for this mortgage recognized was approximately $814,000, $1,160,000 and $723,000, respectively, for the years ended December 31, 1999 and 1998 and for the period from February 12 to December 31, 1997.

5. Leases

The non-cancelable leases generally provide for the Company to receive the greater of Base Rent or Participating Rent. Participating Rent is generally equal to the original Base Rent plus 33⅓% of the difference between that year's Gross Golf Revenue and the Gross Golf Revenue at the Golf Course in the year prior to acquisition as adjusted in determining the original Base Rent. The Base Rent generally increases annually by the lesser of (i) 3% to 5% or (ii) a multiple of the change in the Consumer Price Index). Annual increases in lease payments are generally limited to 5% to 7% during the first five years of the lease terms. Participating rent was $450,000, $657,000 and $280,000 for the years ended December 31, 1999, 1998 and for the period from February 12 (inception) through December 31, 1997, respectively.

Scheduled future minimum rents to be received by the Company under the Leases, excluding Tierra Del Sol for whom we will recognize their Net Income, are as follows for the year ending December 31:

Year	Amount (In thousands)
2000	$44,269
2001	44,541
2002	40,822
2003	38,792
2004	38,792
Thereafter	71,118

6. Commitments and Contingencies

Lessees

Typically, the Company leases its golf courses to affiliates of the prior owners and other qualified operators under non-cancelable lease agreements for an initial period of ten years with options to extend the term of each lease up to six consecutive times for a period of 5 years. From the minimum lease payments, the Company is generally required to make available a reserve of 2% to 5% of the annual gross golf revenue of each course for capital expenditure reimbursement to the lessee subject to approval by the Company. The capital expenditure reserve is used for replacement and enhancement of the existing facilities and is allocated to short and long-term categories and therefore the balance may not be currently available to the lessees. At December 31, 1999, the amount reserved was $2,452,000 compared to $1,105,000 at December 31, 1998.

Under certain circumstances, the underlying base rent for a course will be increased when the Company agrees to pay for significant capital improvements or to expand the existing facilities. Of the Company's $8,478,000 outstanding capital improvement commitments (which includes the Pete Dye Clubhouse loan for $2,300,000), approximately $1,918,000 has been funded to date. This loan may be capitalized into the base rent when the Clubhouse is completed.

In limited circumstances the Company agrees to provide working capital loans to existing lessees. Working capital loans are evidenced by promissory notes or as set forth in the lease agreement and bear interest at fixed rates between 9.74% and 10.5%. Of the Company's $12,224,000 working capital commitments, approximately $9,245,000 has been funded to date. In addition, a $3,500,000 land loan was funded to the lessee of the Pete Dye Golf Club at the time of purchase. Typically, the lessee is required to increase the pledged collateral for the funded amounts.

In summary, the Company has currently funded $14,663,000 of the total commitments to date of $24,202,000, and subject to certain conditions, anticipates it will fund the balance of $9,539,000 over the next two years.

The Company has agreed to maintain minimum loan balances of approximately $17.2 million for up to ten years to accommodate certain prior owner's efforts to seek to minimize certain adverse tax consequences from their contribution of their courses to the Company.

Under the Performance Option for the Participating Leases, during years three through five of each Participating Lease, the operator or its affiliate, subject to certain qualifications and restrictions, may elect one time to increase the Base Rent in order to receive additional OP Units or Common Stock. An operator's ability to exercise the Performance Option and the number of OP Units or Common Stock issuable to such Prior Owner in connection therewith, will depend on future operating results at the applicable Golf Course and therefore cannot be determined in advance.

Litigation

Owners and operators of golf courses are subject to a variety of legal proceedings arising in the ordinary course of operating a golf course, including proceedings relating to personal injury and property damage. Such proceedings are generally brought against the operator of a golf course, but may also be brought against the owner. The Participating Leases provide that each Lessee is responsible for claims based on personal injury and property damage at the Golf Courses which are leased and require each Lessee to maintain insurance for such purposes. Although the Company is currently not party to any legal proceedings relating to the Golf Courses that would have a material adverse effect upon the Company's business or financial position, it is possible that in the future the Company could become a party to such proceedings.

Events of Default under the Participating Lease

An "event of default" may be declared when a tenant fails to pay rent timely under the Participating Lease. GTA has elected to pursue legal remedies available to it under its Participating leases to cure such events of default that have occurred at the following courses in the past several months: Tierra Del Sol Golf Club, Osage National Golf Club, Mystic Creek Golf Club and Brentwood Golf & Country Club. As a result GTA has taken possession of Tierra Del Sol Golf Club and is in various stages of litigation with regard to the possession of the other three Golf Courses. These Golf Courses have a combined Net Book Value of approximately $29,993,000 and each of them have adequate pledged collateral to cover accrued rent and related charges to date. Based on our review of underlying operations of these Golf Courses, we do not believe that there has been any permanent impairment in the value of these assets.

7. Debt

Debt consists of the following:

	December 31, 1999	December 31, 1998
	(In thousands)	
Revolving Credit Facility		
$200.0 million unsecured revolver with weighted average interest rates of 7.0% maturing April 2002	$200,000	$125,000
Line of Credit		
$25.0 million unsecured line of credit with weighted average interest rates of 7.3% maturing October 1, 2000	700	–
Bridge Loan		
$100.0 million unsecured bridge loan with a weighted average interest rate of 6.7% that matured April 1999 and was consolidated into the Revolving Credit Facility	–	67,925
Note Payable		
Secured financing, net book value of the property of $20.3 million, with an interest rate of 8.75% maturing November 2016	12,385	12,691
Note Payable		
Secured financing, net book value of the property is $9.8 million with interest rate of prime (8.25% at December 31, 1999) maturing through 2002	10,000	–
Note Repaid in 1999	–	5,018
Total	$223,085	$210,634

Revolving Credit Facility and Line of Credit

On April 6, 1999, GTA amended and restated its unsecured Revolving Credit Facility ("Credit Facility") to increase the borrowing capacity to $200.0 million with a consortium of banks led by Bank of America, as lead agent. GTA pays interest-only on the Credit Facility with the principal balance due in April 2002. Borrowings typically bear interest at an adjusted Eurodollar rate plus an applicable margin. The applicable margin (between 1.50% and 2.00%) is subject to adjustment based upon certain leverage ratios. At December 31, 1999, all amounts outstanding under the Credit Facility were based on the Eurodollar rate and a margin of 1.75% for an average interest rate of 7.1% per annum. The amended and restated Credit Facility replaced the Bridge Loan.

The Credit Facility availability is limited to an unencumbered pool calculation, including a 20% limitation for working capital needs of The Company. Financial covenants include net worth, liquidity and cash flow covenants, among others. Non-financial covenants include restrictions on loans outstanding, construction in progress, loans to officers and changes in certain members of the Board of Directors, among others. At the present time, these covenants have been met.

In addition to the amended and restated Credit Facility, on April 6, 1999 GTA also obtained a $25.0 million unsecured line of credit from Bank of America which may be incorporated into the $200.0 million Credit Facility at a later date. The rates, covenants, conditions and other material provisions are essentially the same as the Credit Facility, except for the term, which was one year with an expiration date of April 1, 2000. In March of 2000, this line was granted a six-month extension with a new maturity date of October 1, 2000. The extension was granted with the same pricing that was in effect under the original line plus a ¾% up-front commitment fee.

Debt Maturities

Aggregate maturities of long-term debt for each of the five years following December 31, 1999, are as follows:

Year	Amount (In thousands)
2000	$ 1,035
2001	5,365
2002	205,398
2003	435
2004	474
Thereafter	10,378

Interest Rate Swap Agreement

In September 1998, the Company entered into an interest rate swap agreement with Bank of America N.A. to reduce the impact of changes in interest rates on its floating rate Credit Facility. The agreement, which covered a total notional amount of $76,800,000 matures on March 27, 2000. The swap agreement effectively converts a portion of the Company's floating rate debt to a fixed rate. The Company pays Bank of America N.A. a fixed rate of 5.08% per annum (for an all-inclusive rate of 6.83% for December 31, 1999). The Company is exposed to credit loss in the event of nonperformance by Bank of America N.A., however, the Company does not anticipate nonperformance by Bank of America N.A. As of the date of this filing, the Company had not entered into a new interest rate swap agreement; therefore, $76,800,000 will convert to floating rate debt as of March 27, 2000 bringing the total floating rate debt to $210,700,000.

8. Preferred Stock and Other Preferred Interests

Series A Preferred Stock

On April 2, 1999, GTA completed a private placement of 800,000 shares of its 9.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), at a price of $25.00 per share to a single purchaser, AEW Targeted Securities Fund, L.P.

Dividends on the Series A Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears, when, and as if declared by the Board of Directors, on the 15th day of January, April, July and October, commencing on July 15, 1999. Such dividends will be in an amount per share equal to the greater of (i) $0.578125 per quarter (or $2.3125 per annum) (equal to an annual rate of 9.25% of the $25 price per share) or (ii) the cash dividend paid or payable on the number of common shares into which a Series A Preferred Share is then convertible (determined on each of the quarterly dividend payment dates referred to above). The initial dividend paid in second quarter was prorated and paid on July 15, 1999 based on the number of days between April 2, 1999 and June 30, 1999, the final day of the fiscal quarter.

The Series A Preferred Stock is convertible, in whole or in part, at the option of the holder at any time into common shares at a conversion price of $26.25 per common share (equivalent to an initial conversion rate of approximately 0.95238 common shares per Series A Preferred Share), subject to adjustment in certain circumstances.

Except in certain circumstances relating to preservation of GTA's status as a "REIT", the Series A Preferred Shares are not redeemable at GTA's option prior to April 2, 2004. On and after such date, the Series A Preferred Shares will be redeemable, in whole but not in part, at the option of GTA on 20 days' notice for a cash payment equal to $25.00 plus accrued and unpaid dividends (whether or not declared) to the redemption date without interest, plus a premium initially equal to 4% of such sum and, thereafter, declining by 1% each year so that the premium is zero on and after April 2, 2008.

Series B OP Units

In May 1999, GTA acquired Metamora Golf and Country Club, an 18-hole upscale golf facility located in Metamora, Michigan for $5.9 million. As part of the purchase price, at the closing, 10,172 units of Series B OP Units valued at

$295,000 were issued at $29.00 per share (which reflects a 20% conversion premium at the time of closing). The newly created Series B OP Units are convertible into OP Units on a one-for-one basis at the election of the holder. These perpetual preferred units are scheduled to pay a distribution of 8.25% based on the initial issuance price.

Series C OP Units

In July 1999, GTA acquired the Pete Dye Golf Club, an 18-hole upscale, private golf facility located in Bridgeport, West Virginia, approximately 90 miles south of Pittsburgh. As part of the $10.0 million purchase price, at the closing, 48,949 units of Series C OP Units valued at $1,350,000 were issued at $27.58 per share. The newly created Series C OP Units are convertible on a one-for-one basis into common OP Units basis at the election of the holder. These perpetual preferred units are scheduled to pay a distribution of 8.91% based on the initial issuance price.

9. Stock Options and Awards

Employee Stock Options and Awards

The Compensation Committee of the Board of Directors ("Compensation Committee") determines compensation, including stock options and awards. Options are generally awarded with the exercise price equal to the market price at the date of grant and become exercisable in three to five years.

In February 1997, the Company adopted the 1997 Stock Incentive Plan (the "Stock Incentive Plan"). Under the Stock Incentive Plan, the Compensation Committee granted stock awards relating to 500,000 shares of Common Stock which vest ratably over a period of three years from the date of grant and expire ten years from the date of grant.

In February 1997, the Company adopted the 1997 Non-Employee Directors' Plan (the "Directors' Plan"). Under the Directors' Plan, the Compensation Committee is authorized to grant stock awards to purchase up to 100,000 shares of the Company's common stock at prices equal to the fair value of the stock on the date of grant. On February 6, 1997, 1998, 1999, and 2000, respectively, 20,000 options were granted and vested immediately. As of February 6, 2000, 20,000 shares remain available for options and restricted stock grants.

In May 1997, the Company adopted the 1997 Stock-Based Incentive Plan (the "New 1997 Plan"). Under the New 1997 Plan, the Compensation Committee is authorized to grant awards of up to 600,000 shares of the Company's common stock. Option grants generally vest ratably over a period of three years from the date of grant and expire ten years from the date of grant. At December 31, 1999, 42,968 shares remained available for options and restricted stock grants. On January 30, 2000, 25,000 options were issued under this plan leaving a remaining balance of 17,968.

On November 11, 1998, the Company adopted the 1998 Stock-Based Incentive Plan (the "1998 Plan") subject to approval by stockholders. Concurrently with the plan approval, the Compensation Committee granted 350,000 of the authorized 500,000 options at an exercise price of $25.06. These options generally vest ratably over a period of five years from the date of grant and expire ten years from the date of grant. Eighty-eight thousand of these options were canceled upon the resignation of the Company's executive Vice President in November 1999. In addition, 8,000 of the 44,000 shares that were granted in March 1999 were cancelled. At December 31, 1999, 202,000 shares remained available for options and restricted stock grants. On January 30, 2000, 145,000 options and 55,000 restricted shares were issued under this plan leaving a remaining balance of 2,000.

The New 1997 Plan and the 1998 Plan provides that the Company may grant stock options or restricted stock to executive officers and other key employees. Restricted stock is subject to restrictions determined by the Company's Compensation Committee. The shares of restricted stock will be sold at a purchase price equal to $0.01 and will vest over a four-year period. Restricted stock has the same dividend and voting rights as other common stock and is considered to be currently issued and outstanding.

On September 19, 1997, the Company issued 70,000 restricted common shares for $.01 when the market price was $26.1875 to officers of the Company under the New 1997 Plan. On January 1, 1998 the Company issued 20,939 restricted common shares for $0.01 when the market price was $29.00 to officers of the Company under the New 1997 Plan. On March 10, 1999, the Company issued 44,000 restricted common shares for $.01 when the market prices was $22.75 to officers of the Company under the 1998 Plan. Subsequent to these issuances, loans of approximately $938,000, secured by OP Units and common stock, with interest rates of 4.4% to 6.2% were made to officers of the Company for the payment of related taxes through the date of this report. In November 1999, 11,904 of the previously issued grants were cancelled as a result of the resignation of one of the officers of the Company. Compensation expense is determined by reference to the market value on the date of grant and is being amortized on a straight-line basis over the vesting period. Such expense amounted to approximately $563,000, $787,000 and $115,000 for the years ended December 31, 1999, 1998, and for the period ended 1997, respectively.

Loans to Officers

Loans of approximately $890,000, secured by OP Units and common stock, with interest rates of between 4.4% to 6.2% per annum were made to officers of the Company for the payment of related taxes for Restricted Stock Grants issued in 1997, 1998 and 1999. Of this total, approximately $173,000 related to the Restricted Stock Grants issued on March 10, 1999 for 44,000 shares. It is expected that additional loans will be made to the officers to cover tax liabilities resulting from future vesting of the Restricted Stock Grants. In addition, under the 1998 Senior Executive Loan Program, as amended on August 10, 1999, loans of $2.3 million have been made to officers of the Company to purchase Company stock on the open market. These loans are collateralized by the shares purchased, bear interest at rates between 4.51% to 5.89% per annum and are due at the earliest of the following times: (i) three years following termination of the borrower's employment with the Company, (ii) five years after the making of the promissory note, or (iii) for promissory notes issued in conjunction with open market stock purchases, at the time of sale of such stock at the price specified in the promissory notes. These promissory notes are recourse to the borrower. If and for so long as the Company reduces its common dividend by more than 33% from the current rate of $0.44 per quarter, interest on loans to the Company's current officers will not be payable and instead will accrue and be added to principal. Upon any change of control in the lender, all outstanding amounts to the current officers will be forgiven and the promissory notes will be canceled.

Of the total officer loans outstanding, including tax-related loans and stock purchase loans, approximately $725,000 in loans to the former Executive Vice President, Mr. Joseph, were reclassified to Other Assets from Stockholders' Equity upon his resignation. These loans are recourse to the borrower and are subject to the terms of Mr. Joseph's separation agreement. All of the Company's loans to Mr. Joseph were consolidated into a single master loan effective December 31, 1999.

Transactions involving the plans are summarized as follows:

Option Shares	Shares	Weighted Average Exercise Price
Outstanding at February 12, 1997	–	$ –
Granted	940,000	23.88
Exercised	–	–
Expired and/or canceled	–	–
Outstanding at December 31, 1997	940,000	23.88
Granted	445,000	26.08
Exercised	(4,666)	(25.75)
Expired and/or canceled	–	–
Outstanding at December 31, 1998	1,380,334	24.59
Granted	55,000	17.80
Exercised	–	–
Expired and/or canceled	(173,002)	(25.27)
Outstanding at December 31, 1999	1,262,332	24.30

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Remaining Contractual Life (Years)	Average Exercise Price	Shares	Price
$16 - 18	35,000	9.9	$17.71	–	$ –
21	335,000	7.1	21.00	230,000	21.00
24 - 26	797,332	7.9	25.32	598,999	25.32
29	70,000	8.1	29.00	36,666	29.00
32 - 33	25,000	8.4	32.13	8,333	32.13

Pro forma net income and earnings per share, as if the fair value method in SFAS No. 123 had been used to account for stock-based compensation, and the assumptions used, are as follows:

	Year Ended December 31, 1999	Year Ended December 31, 1998	Period from February 12 through December 31, 1997
Basic earnings per share			
As reported	$1.28	$1.39	$1.32
Pro forma	$1.26	$1.16	$1.03
Diluted earnings per share			
As reported	$1.27	$1.34	$1.29
Pro forma	$1.26	$1.12	$1.01
Black-Scholes assumptions*			
Fair market value of option granted	$2.29	$3.89	$1.16
Risk-free interest rate	5.96%	5.47%	6.00%
Dividend yield	8.96%	6.72%	5.66%
Stock volatility	36.23%	27.21%	17.14%
Expected option life	3 years	4.57 years	3 years

* Weighted-averages

Employee Stock Purchase Plan

Effective March 1, 1998, the Company adopted an Employee Stock Purchase Plan to provide substantially all employees an opportunity to purchase shares of its common stock through payroll deduction, up to 10% of eligible compensation with a $25,000 maximum deferral. Semi-annually, participant account balances will be used to purchase shares of stock at the lesser of 85% of the fair market value of shares at the beginning or ending of such six-month period. The Employee Stock Purchase Plan expires on February 28, 2008. A total of 250,000 shares will be available for purchase under this plan. Shares have been issued as per the table below:

Purchase Date	Number of Shares Issued
6/30/98	1,128
12/31/98	1,768
6/30/99	2,149
12/31/99	1,592

Compensation expense related to the Employee Stock Purchase Plan was $12,000 for 1999 and $18,000 for 1998.

Non-Affiliated Stock Options

In conjunction with the February 1998 purchase of the Emerald Dunes Golf Course, Raymond Finch, Jr. and Ray Finch, III (collectively, the "Finches"), were granted 50,000 options each, of which 25,000 in the aggregate will vest when, in any calendar year, the Company acquires $25.0 million in golf courses identified by the Finches. After year five, all options immediately vest if the stock price is $10.00 over the strike price at which the options were issued ($28.00) and if the Finches have otherwise undertaken to promote and market the Company. These options expire on May 1, 2003.

In addition, options to acquire 20,000 shares of common stock were granted to J. Graffeo, J. Galante, H. Rostoff, I. Smoley and A. Inelli (for a total of 100,000 options) as partial consideration for their interest in the Polo Trace Golf Course. Ten thousand of the options vested on January 4, 1999, at $26.75 and 10,000 vested on January 4, 2000, at $16.83. All 100,000 of these options expire on July 1, 2000.

10. Quarterly Financial Information (Unaudited)

Summarized quarterly financial data is as follows (in thousands, except per share amounts):

	Quarter Ended			
	March 31	June 30	September 30	December 31
1999				
Revenues	$13,325	$13,720	$14,104	$14,628
Operating income	7,803	8,513	8,314	7,750
Net income (after Preferred Dividends)	2,714	2,460	2,413	2,261
Basic earnings per share	.35	.32	.31	.29
Diluted earnings per share	.35	.32	.31	.29
1998				
Revenues	$ 8,920	$10,448	$12,039	$12,977
Operating income	5,943	6,692	7,646	7,020
Net income	3,081	2,639	2,779	2,107
Basic earnings per share	.40	.35	.36	.28
Diluted earnings per share	.39	.33	.35	.27
1997				
Revenues	$ 2,042	$ 3,998	$ 6,065	$ 6,622
Operating income	1,383	2,598	4,216	4,825
Net income	716	1,292	1,615	2,346
Basic earnings per share	.19	.33	.40	.40
Diluted earnings per share	.18	.32	.39	.39

11. Pro Forma Financial Information (unaudited)

The pro forma financial information set forth below is presented as if the 1999 acquisitions (Note 3) had been consummated as of January 1, 1998. The pro forma financial information is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisitions had been consummated as of January 1, 1998, nor does it purport to represent a forecast of the results of operations for future periods (in thousands, except per share amounts).

	For the Year Ended December 31, 1999	For the Year Ended December 31, 1998
Revenues	$56,678	$46,229
Net income available to common shareholders	10,112	11,177
Basic earnings per share	1.31	1.45
Diluted earnings per share	1.30	1.40

The pro forma financial information includes the following adjustments: (1) increase in revenues; (2) an increase in depreciation and amortization expense; (3) an increase in interest expense; (4) an increase in interest income; and (5) an increase in income applicable to minority interest.

12. Minority Interest

Minority interest represents the OP Units not held by GTA, GP and GTA, LP and is adjusted for the OP Unit holders', proportionate share of net income and distributions. An OP Unit and share of Common Stock of the Company have the same economic characteristics inasmuch as they effectively share equally in the net income or loss and any distributions of the Operating Partnership. OP Unit holders have the right, subject to certain terms and conditions, to convert their OP Units to shares of Common Stock or to cash at the discretion of the Company. In 2000, 100% of the 5,252,995 OP Units will be convertible. The following activity occurred in the OP Unit activity and the minority interest account:

	Year Ended December 31, 1999		Year Ended December 31, 1998		Period Ended December 31, 1997	
	OP Units	Dollars	OP Units	Dollars	OP Units	Dollars
			(In thousands)			
Beginning balance	5,325	$76,510	4,815	$54,625	–	$ –
Purchase of golf courses and recapitalization of leases	90	2,645	524	14,687	4,815	19,296
Redemption	(162)	(3,556)	(14)	(432)	–	–
Contribution of property	–	–	–	3,296	–	–
Adjustment of minority interest	–	(3,569)	–	8,001	–	33,882
Distributions	–	(9,309)	–	(10,797)	–	(4,351)
Net income	–	7,026	–	7,130	–	5,798
Ending balance	5,253	$69,747	5,325	$76,510	4,815	$54,625

13. Transactions with Affiliate and Significant Lessee

Legends Golf is a significant lessee of the golf courses in the Company's portfolio. Legends Golf is a golf course management group consisting of eight companies affiliated through common ownership that operates a portfolio of thirteen golf courses owned by the Company under triple-net leases. Legends Golf derives revenues from the operation of golf courses principally through receipt of green fees, membership fees, golf cart rentals, and sales of food, beverage and merchandise. During 1999, Legends Golf acquired five additional leases for six courses from the prior lessee in exchange for cash of $25 and the assumption of debt including advances from the Company of $2,899. Capital improvement and working capital advances from the Company totaling $5,328 bear interest at 10%. Advances of $661 are due in August 2000 with the balance due at the end of the lease term.

The following table sets forth certain combined condensed financial information for Legends Golf:

	1999	1998
	(In thousands)	
Current assets	$ 4,912	$ 2,978
Non-current assets	29,884	20,650
Total assets	$34,796	$ 23,628
Payable to Golf Trust of America, L.P.	$ 6,952	$ 1,030
Other current liabilities	22,229	1,340
Total long-term liabilities	12,975	20,916
Total owners' equity (capital deficit)	(7,360)	342
Total liabilities and owners' equity (capital deficit)	$34,796	$ 23,628

	For the Year Ended December 31, 1999	For the Year Ended December 31, 1998	For the Year Ended December 31, 1997
		(In thousands) (Unaudited)	
Total revenues	$27,375	$22,874	$22,384
Operating loss	(6,104)	(4,685)	(4,983)
Net income (loss)	$ (934)	$ 746	$ (244)

Total revenues from golf course operations for Legends Golf increased by $4.5 million or 19.7 percent to $27.4 million for the year ended December 31, 1999. The increase was primarily attributed to the additional revenue of $4.2 million from the additional six courses under lease and increases in the Myrtle Beach revenues of $1.0 million from higher green fees, cart fees, and food and beverage sales offset by a $0.7 million decrease of revenue in Virginia.

Operating loss increased from $4.7 million to $6.1 million for the years ended December 31, 1998 and 1999, respectively. The increase is primarily due to the additional administrative, operating, and transition expenses of $6.7 million related to the additional six Golf Courses under lease offset by reductions of $0.8 million in administrative and operating expenses at the Myrtle Beach and Virginia Golf Courses and the $4.5 million increase in revenues as noted above.

Legends Golf incurred a net loss of $0.9 million for the year ended December 31, 1999 compared to net income of $0.7 million for the year ended December 31, 1998 primarily as a result of the increase in the operating loss and an increase in interest expense of $0.3 million in 1999.

Related Party Transactions

Concurrent with the acquisition of the Sandpiper Golf Course, the Company formed Sandpiper-Golf Trust, LLC (of which the Operating Partnership is the sole member) to hold title to the golf course. In addition, the Operating Partnership owns approximately 95% of the economic interest in a preferred stock subsidiary formed to hold title to a 14 acre development site adjacent to the Sandpiper Golf Course, with the balance owned by Mr. Blair, President, and Mr. Young, in order to comply with certain REIT restrictions imposed by the Internal Revenue Code. This parcel of land was sold in June of 1999 and this related preferred stock subsidiary was dissolved effective December 31, 1999.

14. Subsequent Events

Payment of Dividends

On December 15, 1999 the Board of Directors declared a quarterly dividend distribution of $0.44 per share for the quarter ended December 31, 1999, to common stockholders of record on December 31, 1999, which was paid on January 15, 2000. Preferred Stockholders were paid the dividend calculated according to their contracted yield.

Issuance of Stock Options and Restricted Stock Grants

As consistent with prior years, on February 6, 2000, 20,000 stock options at an exercise price of $17.938 were issued under the "Director's Plan" to GTA's independent directors. These options vested upon issuance.

On January 30, 2000, 25,000 stock options under the New 1997 Plan and 145,000 stock options under the 1998 Plan were issued to GTA employees at an exercise price of $17.25. These options vest ratably over a period of three years. On January 30, 2000, 55,000 restricted stock grants at a par value of $0.01 per share were issued to the Officers of GTA under the 1998 Plan.

Stock Repurchase Program

On December 15, 1999, GTA announced that its Board of Directors authorized a program to repurchase up to one million shares of its common stock. Any such repurchases will be made on the open market or in block purchase transactions. The timing of any repurchases and the number of shares repurchased pursuant to the stock repurchase program are dependent upon market conditions and corporate requirements. Under this program, on January 4, 2000, GTA purchased 10,000 shares of its stock at a price of $16.9375 per share.

Appointment of Financial Advisor

After an extended interview and diligence process by management and review by the Company's Board of Directors, on February 9, 2000 GTA engaged Banc of America Securities LLC to act as its financial advisor to undertake a review of a broad range of strategic alternatives available to the Company in light of the current and prospective market conditions facing the Company and the REIT industry. Executive management and/or the Board is meeting regularly with our financial advisor in furtherance of consideration of alternatives to enhance shareholder value. These alternatives include a merger, sale, recapitalization, privatization or restructuring, including de-REITing (revoking election of REIT-tax status), among others.

REPORT OF MANAGEMENT

To the Directors and Stockholders
of Golf Trust of America, Inc.:

The consolidated financial statements and other financial information of Golf Trust of America, Inc. in this report was prepared by management that is responsible for their contents. They reflect amounts based upon management's best estimates and informed judgments. In management's opinion, the financial statements present fairly the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles.

The Company maintains a system of internal accounting controls and procedures which is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized, that they are included in the financial records in all material respects, and that accountability for assets is maintained. The accounting controls and procedures are supported by careful selection and training of personnel and a continuing management commitment to the integrity of the system.

The financial statements have been audited to the extent required by generally accepted auditing standards by BDO Seidman, LLP independent auditors. The independent auditors have evaluated the Company's internal control structure and performed tests of procedures and accounting records in connection with the issuance of their report on the fairness of the financial statements.

The Board of Directors has appointed an Audit Committee composed entirely of directors who are not employees of the Company. The Audit Committee meets with representatives of management and the independent auditors, both separately and jointly. The Committee discusses with the independent auditors and approves in advance the scope of the audit, reviews with the independent auditors the financial statements and their auditors' report, consults with and reviews management's administration of the system of internal accounting controls. The Committee reports to the Board on its activities and findings.



W. Bradley Blair, II
Chairman, President and
Chief Executive Officer



Scott D. Peters
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Directors and Stockholders
of Golf Trust of America, Inc.:

We have audited the accompanying consolidated balance sheets of Golf Trust of America, Inc. and subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of income, stockholders' equity and cash flows for the period from February 12, 1997 (inception) through December 31, 1997 and each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Golf Trust of America, Inc. at December 31, 1998, and 1999 and the results of its operations and its cash flows for the period from February 12, 1997 (inception) through December 31, 1997, and each of the two years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



BDO SEIDMAN, LLP

February 4, 2000
Charlotte, North Carolina

Meet Our Board of Directors & Officers



From Left to Right: DIRECTORS: Roy C. Chapman, Independent Director; Edward L. Wax, Independent Director; Raymond V. Jones, Independent Director; W. Bradley Blair II, Chairman of The Board; Larry D. Young, Director; Scott D. Peters, Director; Fred W. Reams, Independent Director
OFFICERS: W. Bradley Blair II, President & Chief Executive Officer; Scott D. Peters, Chief Financial Officer & Secretary

Corporate Information

Form 10-K Availability
Copies of Golf Trust of America's Annual Report on Form 10-K are on file with the Securities and Exchange Commission, and may be obtained, without cost, by writing to Investment Relations at our corporate headquarters.

Stock Listing
American Stock Exchange
Symbol: GTA

Legal Counsel
O'Melveny & Myers LLP
San Francisco, CA

Transfer Agent
ChaseMellon Shareholders Service, LLC
85 Challenger Road
Richfield Park, NJ 07660
Telephone (800) 851 - 9677
www.chasemellon.com

Auditors
BDO Seidman, LLP
Charlotte, NC

Annual Meeting
The 2000 Annual Meeting of Stockholders will be held at Charleston Place, 130 Market Street,Charleston, S.C. on Monday, May 22, 2000.

Market Information
The following table sets forth the high and low sales prices for Golf Trust of America's common stock on the American Stock Exchange and dividend declared for the quarter.

	High	Low	Dividend
1999			
Fourth Quarter	$19.75	$14.50	$.44
Third Quarter	24.38	18.38	.44
Second Quarter	25.75	21.63	.44
First Quarter	27.75	20.50	.44



Golf is a game that doesn't particularly care about who you are or what accolades you've received. For over 26 million people in this country, from weekend duffer to tournament pro, it is a game of unconditional love.

Golfers take their game very seriously. To be sure, they have lost balls and matches. They have lost their temper, and some have even temporarily lost their minds on the golf course. But they will never lose their passion for golf, because they are invested in the love of the game.

GOLF TRUST

OF AMERICA, INC.

Corporate Headquarters: Golf Trust of America, Inc., 14 N. Adger's Wharf, Charleston, South Carolina 29401

AMEX:GTA *Telephone: (843) 723-GOLF(4653)* *Facsimile: (843) 723-0479* *Website: www.golftrust.com*